SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐            No   ☒

QUARTERLY REPORT

(From January 1, 2016 to September 30, 2016)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “Q1~Q3” OF A FISCAL YEAR ARE REFERENCES TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30 OF SUCH FISCAL YEAR.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Domestic credit rating

(1)	Corporate bonds

Subject instrument	Month of rating	Credit rating (1)	Rating agency (Rating range)
Corporate bonds	April 2014	AA	NICE Information Service Co., Ltd. (AAA ~ D)
September 2014
April 2015
June 2016
October 2016
October 2016
	March 2014	AA	Korea Investors Service, Inc. (AAA ~ D)
April 2015
April 2016
September 2016
	March 2014	AA	Korea Ratings Corporation (AAA ~ D)
September 2014
May 2015
April 2016
September 2016
October 2016
October 2016

(1)	Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

(2)	Commercial paper

Subject instrument	Month of rating	Credit rating (1)	Rating agency (Rating range)
Commercial paper	October 2015	A1	Korea Investors Service, Inc. (A1 ~ D)
	October 2015	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	June 2016	A1	Korea Investors Service, Inc. (A1 ~ D)
	June 2016	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	September 2016	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	September 2016	A1	Korea Investors Service, Inc. (A1 ~ D)

(1)	Domestic commercial paper credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Commercial paper	A1	Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by any reasonably foreseeable changes in external factors.
	A2	Strong capacity for timely repayment with very low investment risk. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category.
	A3	Capacity for timely repayment is adequate with low investment risk. This capacity may, nevertheless, be somewhat influenced by sudden changes in external factors.
	B	Capacity for timely repayment is acknowledged, but there are some speculative characteristics.
	C	Capacity for timely repayment is questionable.
	D	Insolvency.

* ‘+’ or ‘-’ modifier can be attached to ratings A2 through B to differentiate ratings within broader rating categories.

C.	Capitalization

(1)	Change in capital stock (as of September 30, 2016)

There were no changes to our issued capital stock during the quarterly reporting period ended September 30, 2016.

(2)	Convertible bonds

Not applicable.

D.	Voting rights (as of September 30, 2016)

(Unit: share)
Description			Number of shares
A. Total number of shares issued: (1)	Common shares	(1)	357,815,700

	Preferred shares		—

B. Shares without voting rights:	Common shares		—
	Preferred shares		—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares		—
	Preferred shares		—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares		—
	Preferred shares		—
E. Shares with restored voting rights:	Common shares		—
	Preferred shares		—
Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares		357,815,700

	Preferred shares		—

(1)	Authorized: 500,000,000 shares

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2016 Q3	2015	2014
Par value (Won)		5,000	5,000	5,000
Profit for the year (million Won)(1)		108,676	966,553	904,268
Earnings per share (Won)(2)		304	2,701	2,527

Total cash dividend amount for the period (million Won)		—	178,908	178,908

Total stock dividend amount for the period (million Won)		—	—	—

Cash dividend payout ratio (%)		—	18.51%	19.78%
Cash dividend yield (%)(3)	Common shares	—	1.97%	1.47%
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	500	500
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to us as owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)	Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of September 30, 2016, in order to support our business activities, we operated TFT-LCD and OLED production and research facilities in Paju and Gumi in Korea, and we have also established subsidiaries in the Americas, Europe and Asia.

As of September 30, 2016, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

2016 Q1~Q3 consolidated operating results highlights

(Unit: In billions of Won)
2016 Q1~Q3	Display business
Sales Revenue	18,568
Gross Profit	2,176
Operating Profit	407

B.	Industry

(1)	Industry characteristics and growth potential

•	The entry barriers to manufacture display panels are relatively high due to the technology and capital intensive nature of the mass manufacturing process that is required to achieve economies of scale, among other factors.

•	While growth in the market for displays used in notebook computer, monitor and other traditional IT products has stagnated or declined, the market for small- and medium-sized displays (including those used in smartphones) in the rapidly evolving IT environment has shown steady growth. The display market for televisions has also shown steady growth mainly due to growing demand from developing countries as well as from consumers in general for larger sized display panels. As for displays used in industrial, automobile and other value added products, we expect to see growth in these markets.

(2)	Cyclicality

•	The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•	Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(3)	Market conditions

•	Overall, while there have been some variations in rates of production capacity growth among individual display panel manufacturers, display panel manufacturers have generally slowed their respective rates of production capacity growth since 2011 due to a slowdown in growth of the display panel industry.

•	Most display panel manufacturers are located in Asia.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, CEC Panda, etc.

(4)	Market shares

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2016 Q1~Q3	2015	2014
Panels for Televisions(1)	27.8%	25.4%	25.0%
Panels for Monitors	37.1%	39.0%	32.7%
Panels for Notebook Computers	27.2%	27.3%	27.5%
Panels for Tablet Computers	22.4%	22.5%	27.0%

Total	29.1%	27.7%	26.9%

Source: Large-Area Display Market Tracker (IHS Technology)

(1)	Includes panels for public displays.

(5)	Competitiveness

•	Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, timely investments, adaptable production capabilities, development of new and premium products through technological advances, competitive production costs, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•	A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•	As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with OLED, IPS, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED 3D panels for televisions in January 2013, we have supplied ultra-high definition (“Ultra HD”) OLED panels for televisions, flexible plastic OLED panels for smartphones, round OLED panels for wearable devices among others and have shown that we are technologically a step ahead of the competition. With respect to TFT-LCD panels, we are leading the market with our differentiated products with IPS technology, such as our ultra-large and high definition Ultra HD television panels and 21:9 screen aspect ratio ultra-wide IPS curved monitors, and have prepared our production facilities to produce products with in-TOUCH technology.

•	Moreover, we entered into long-term sales contracts with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities that may arise in the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)
Business area	Sales type	Items (Market)	Usage	Major trademark	Sales in 2016 Q1~Q3 (%)
Display	Product/ Service/ Other sales	Display panel (Overseas (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	17,143 (92.3%)
		Display panel (Korea (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	1,425 (7.7%)

Total					18,568 (100.0%)

•	Period: January 1, 2016 ~ September 30, 2016.
(1)	Based on ship-to-party.

B.	Average selling price trend of major products

The average selling price of LCD panels per square meter of net display area shipped in the third quarter of 2016 increased by approximately 10% from the second quarter of 2016, largely as a result of an increase in the overall average selling prices of panels, particularly large-sized panels, as well as changes in our product mix, while average selling prices of LCD panels exhibited varying trends according to demand by product category. There is no assurance that the average selling prices of LCD panels will not fluctuate in the future due to changes in market conditions.

		(Unit: US$ / m2)
Description	2016 Q3	2016 Q2	2016 Q1	2015 Q4
Display panel (1)(2)	555	504	525	632

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

			(Unit: In billions of Won, except percentages)
Business area	Purchase type	Items	Usage	Cost (1)	Ratio (%)	Suppliers
Display	Raw materials	Backlights	Display panel manufacturing	2,120	20.2%	HeeSung Electronics, etc.
		Polarizers		1,681	16.1%	LG Chem, etc.
		Glass		1,220	11.7%	NEG, Asahi Glass, etc.
		Printed circuit boards		1,116	10.7%	Korea SMT, etc.
		Others		4,331	41.3%

Total				10,468	100.0%

•	Period: January 1, 2016 ~ September 30, 2016.
(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju, Guangzhou and Ochang facilities in the periods indicated.

			(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2016 Q1~Q3(1)	2015(2)	2014(2)
Display	Display panel	Gumi, Paju, Guangzhou, Ochang	7,576	9,781	9,573

(1)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the period multiplied by the number of months in the period (i.e., 9 months).
(2)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months).

(2)	Production output

The table below sets forth the production output of our Gumi, Paju, Guangzhou and Ochang facilities in the periods indicated.

			(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2016 Q1~Q3	2015	2014
Display	Display panel	Gumi, Paju, Guangzhou, Ochang	6,667	8,609	8,425

•	Based on glass input substrate size for eighth generation glass sheets.

B.	Production performance and utilization ratio

		(Unit: Hours, except percentages)
Production facilities	Available working hours in 2016 Q1~Q3	Actual working hours in 2016 Q1~Q3	Average utilization ratio
Gumi	6,576 (1) (274 days) (2)	6,412 (1) (267 days) (2)	97.5%
Paju	6,576 (1) (274 days) (2)	6,552 (1) (273 days) (2)	99.6%
Guangzhou	6,576 (1) (274 days) (2)	6,576 (1) (274 days) (2)	100.0%
Ochang	6,576 (1) (274 days) (2)	5,736 (1) (239 days) (2)	87.2%

(1)	Based on the assumption that all 24 hours in a day have been fully utilized.
(2)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2015, our total capital expenditures on a cash out basis was ~~W~~2.4 trillion. In 2016, we currently expect that our total capital expenditures on a cash out basis will be higher than in 2015, in order to fund the construction of our P10 fabrication facility in Paju, Korea and expansion of our OLED panel production capacities, while maintaining and making improvements to our existing facilities. Such amount is subject to change depending on business conditions and market environment.

5.	Sales

A.	Sales performance

			(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2016 Q1~Q3	2015	2014
Display	Products, etc.	Display panel	Overseas (1)	17,143	26,166	23,847
			Korea (1)	1,425	2,218	2,608
			Total	18,568	28,384	26,456

(1)	Based on ship-to-party.

B.	Sales route and sales method

(1)	Sales organization

•	As of September 30, 2016, each of our television, IT, mobile and OLED businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

(2)	Sales route

Sales of our products take place through one of the following two routes:

•	LG Display HQ and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

•	LG Display HQ and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

(3)	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

(4)	Sales strategy

•	As part of our sales strategy, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally, led the television market with our OLED and other market leading television panels, increased the proportion of sales of our differentiated television panels, such as our Ultra HD and large television panels, in our product mix and strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels in the monitor, notebook computer and tablet markets.

•	In the smartphone, commercial (including interactive whiteboards and video wall displays), industrial products (including aviation and medical equipment) and automobile displays segment, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution, high-reliability, Super Narrow bezel, in-TOUCH and other technologies.

(5)	Purchase orders

•	Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

•	Receive order from customer (overseas sales subsidiaries, etc.) g Headquarter is notified g Manufacture product g Ship product (overseas sales subsidiaries, etc.) g Sell product (overseas sales subsidiaries, etc.)

6.	Market Risks and Risk Management

A.	Market risks

The display industry continues to experience continued declines in the average selling prices of TFT-LCD and OLED panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The display industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel manufacturers in Korea, Taiwan, China and Japan coupled with changes in the production mix of such manufacturers. Our main competitors in the industry include Samsung Display, AU Optronics, Innolux, Sharp, BOE, CSOT, Japan Display, CPT, HannStar, Panasonic LCD and CEC Panda.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, timely investments, adaptable production capabilities, utilization of differentiated technologies in product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our foreign currency denominated purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Seeking to achieve stable management, we take every precaution in our foreign currency risk management to minimize the risk of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B.	Risk management

As the average selling prices of TFT-LCD and OLED panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we continually monitor our currency position and risk, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts.

7.	Derivative Contracts

A.	Currency risks

•	We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Japanese Yen and the Chinese Yuan.

•	Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•	In respect of other monetary assets and liabilities denominated in foreign currencies, we ensure that our net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances.

•	As of September 30, 2016, we have entered into an aggregate of US$200 million in Won/US$ forward foreign exchange contracts with Crédit Agricole and NongHyup Bank, for which we have not applied hedge accounting.

We recognized a loss on valuation of derivative instruments in the amount of ~~W~~10,261 million with respect to currency derivative instruments held as of September 30, 2016.

B.	Interest rate risks

•	Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

•	As of September 30, 2016, we have entered into an aggregate of ~~W~~350 billion in interest rate swap agreements with Shinhan Bank and NongHyup Bank, for which we have not applied hedge accounting.

We recognized a loss on valuation of derivative instruments in the amount of ~~W~~2,454 million with respect to interest rate derivative instruments held as of September 30, 2016.

8.	Major contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~	Patent licensing of LCD and OLED related technology
	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
Technology licensing/supply agreement	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology, etc.

9.	Research & Development

A.	Summary of R&D-related expenditures

		(Unit: In millions of Won, except percentages)
	Items	2016 Q1~Q3	2015	2014
	Material Cost	503,123	679,603	762,008
	Labor Cost	370,486	510,455	542,857
	Depreciation Expense	107,167	196,799	249,306
	Others	95,572	159,983	233,422

	Total R&D-Related Expenditures	1,076,348	1,546,840	1,787,593

	Selling & Administrative Expenses	653,749	995,336	987,594
Accounting Treatment (1)	Manufacturing Cost	177,144	324,437	532,918
	Development Cost (Intangible Assets)	245,455	227,067	267,081

	R&D-Related Expenditures / Revenue Ratio (Total R&D-Related Expenditures ÷ Revenue for the period × 100)	5.8%	5.4%	6.8%

(1)	For accounting treatment purposes, selling & administrative expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs, and the amounts for 2014 and 2015 have been restated.

B.	R&D achievements

Achievements in 2014

(1)	Developed the world’s first green plus structure television panel products (42-inch, 49-inch and 55-inch Ultra HD)

•	Added white pixels to increase transmittance by 55% compared to conventional display panels

•	Developed energy conservation technology for Ultra HD products

(2)	Developed the world’s narrowest, at the time, bezel (BtB 3.5 mm) videowall product (55-inch Full HD (“FHD”))

•	The world’s narrowest, at the time, bezel (BtB 3.5 mm) videowall product

•	Reduced panel PAD parts and minimized bezel size

(3)	Developed our first 79-inch Ultra HD product

•	New size in our product lineup

•	Achieved narrow bezel (On 9.9 mm) and slim depth (13.9 mm)

(4)	Developed the world’s first four-sided borderless like product (49-inch, 55-inch and 60-inch FHD)

•	Removed front case top and narrowed gap between the panel and front deco cabinet (set side reduced from 2.0 mm to 0.5 mm)

(5)	Developed the world’s first a-Si AF-IPS 5Mask panel product for smartphones (5.0 WVGA)

•	Reduced production cost and simplified manufacturing process by reducing the number of mask steps from 6 to 5

•	Same level of performance as 6Mask panels

(6)	Developed the world’s first Low Temperature Polycrystalline Silicon (“LTPS”) Advanced High Performance IPS (“AH-IPS”) photo alignment and negative LC panel product for smartphones (5.0-inch FHD)

•	LTPS AH-IPS photo alignment and negative LC panel product for smartphones developed in March 2014

•	Improved luminance and contrast ratio through improvement in panel transmittance (450 nit to 515 nit; 1,000:1 to 1500:1).

(7)	Developed the world’s first 23.8-inch FHD ultra slim and light monitor product

•	Achieved ultra-light design (reduced LCM weight from 2,270g to 1,280g compared to conventional LCMs)

•	Achieved ultra slim design by using slim component parts (7.6t reduced to 5.5t)

(8)	Developed LTPS AH-IPS Quad HD (“QHD”) smartphone product (5.5-inch QHD, 538 ppi, LG Electronics’ G3 model smartphone)

•	LTPS AH-IPS QHD smartphone product developed in April 2014

•	Width of panel bezel: 0.95 mm (L/R); luminance: 500 nit; G1F Touch Direct Bonded LCM

(9)	Developed our first curved Ultra HD product (65-inch and 55-inch Ultra HD)

•	The curved LCM retains the same panel transmissivity as a conventional flat LCM through application of BM-less COT structure with a double pigment lamination

•	Realized curved LCM technology by applying Frame (Horizontal / Vertical / Center) Structure and Curved C/T & Guide Panel Technologies

(10)	Developed the world’s first 6-inch plastic OLED product

•	Developed the world’s first curved display with a curvature radius (“R”) of 700

•	Precursor to the development of future bendable, foldable and rollable display products

(11)	Developed the world’s first 34-inch curved monitor product (3,800R)

•	Launched the world’s first blade type 21:9 screen aspect ratio 34-inch wide QHD 3,800R curved monitor product and created a new market and standard for curved monitor products

•	Achieved curvature of 3,800R by using annealing process and setting up assembly equipment utilizing 0.4t glass for curved panels and pol edge type curved backlight

(12)	Developed the world’s first AH-IPS FHD Gate in Panel (“GIP”)/Double Rate Driving (“DRD”) product (15.6-inch notebook product)

•	The world’s first AH-IPS FHD (more than 142 ppi) GIP/DRD product developed in September 2014

•	Increased cost competitiveness by developing GIP/DRD technology

(13)	Developed the world’s first in-TOUCH LTPS smartphone product (4.5-inch HD product)

•	Completed development of an AH-IPS LTPS product applying LG Display’s own in-cell touch technology, which utilizes the AH-IPS Vcom electrodes in an all point sensing self-capacitive manner in July 2014 (450 nit luminance; L/R panel bezel of 1.00 mm; module thickness of 2.28 mm)

•	Simplified SCM and provided a cost competitive and differentiated valued product with touch functionality

(14)	Developed the world’s first in-TOUCH a-Si smartphone product (4.5-inch WVGA product)

•	Completed development of an AH-IPS a-Si product applying LG Display’s own in-cell touch technology, which utilizes the AH-IPS Vcom electrodes in an all point sensing self-capacitive manner in August 2014 (450 nit luminance; L/R panel bezel of 1.35 mm; module thickness of 2.6 mm)

•	Simplified SCM and provided a cost competitive and differentiated valued product with touch functionality

(15)	Developed the world’s first Ultra HD+ curved (6,000R) product (105-inch Ultra HD)

•	The world’s first large 105-inch 21:9 screen aspect ratio Ultra HD curved (6,000R) display product

(16)	Developed our first 98-inch Ultra HD product

•	Our new line of 98-inch Ultra HD products

•	Achieved ultra-high definition through utilizing the direct BLU local dimming and FCIC circuit compensation algorithm.

(17)	Developed four-sided product with even bezels (5.9 mm) for commercial use (42-inch, 49-inch and 55-inch FHD product)

•	Developed our first four-sided even bezel product (off bezel: 5.9 mm)

•	Reduced panel PAD and lower bezel thickness

•	Improved PAC transmittance and after image reliability

(18)	Developed our first 60-inch Ultra HD product

•	Our new line of 60-inch Ultra HD products

•	Achieved narrow panel bezel of 7.8 mm

(19)	Developed the world’s first circular plastic OLED product (1.3 f)

•	Developed the world’s first circular plastic OLED product in September 2014

•	Developed ultrathin display module of 559 µm (without cover window)

•	Lowered power consumption by developing Power Save Mode algorithm

•	Display can be turned on without powering the P-IC

(20)	Developed the world’s first four-sided borderless OLED television product (55-inch)

•	Product developed using the world’s first four-sided borderless technology utilizing reverse tab bonding manufacturing process in September 2014

(21)	Developed the world’s first ultra-slim OLED television products (49-inch, 55-inch and 65-inch Ultra HD)

•	Achieved LCM thickness of 7.5 mm

•	Reduced thickness by combining exterior set with LCM parts (B/cover, M/cabinet)

(22)	Developed the world’s first 1:1 screen aspect ratio New Platform Monitor (26.5-inch; 1920 x 1920 resolution)

•	Creation of new market through the development of new 1:1 screen aspect ratio platform display

•	Development of high resolution display with four-sided even bezels (on bezel: 8 mm)

(23)	Development of 14-inch FHD notebook product with three sided even bezels (3.9 mm)

•	World’s first notebook panel with three sided narrow bezels (top and side bezels: 3.9 mm)

•	Reduced GIP area by 50% compared to conventional GIP area

(24)	Development of 12.3-inch new display size UXGA tablet product

•	Developed new display panel size for tablet products: 12.3-inch UXGA (4:3 screen aspect ratio)

•	Increased yield of glass panel area per glass substrate by cutting glass substrates at 12.3 inches

Achievements in 2015

(1)	Developed the world’s narrowest, at the time, module bezel (0.7mm) LTPS smartphone display (5.3-inch FHD in-TOUCH)

•	Developed the world’s first FHD in-TOUCH display (LTPS 5.3-inch FHD) applying the “Neo Edge” module process (new manufacturing technology) in January 2015

•	Set-up glue & laser cutting process, 0.6mm panel bezel (L/R)

(2)	Developed the world’s first QHD in-TOUCH LTPS smartphone display (5.5-inch QHD)

•	Developed LTPS 5.5-inch QHD display applying LG Display’s new capacitive type in-cell touch technology with “all points sensing” in March 2015; luminance: 500nit, contrast ratio: 1500:1(using photo alignment & negative LC), 0.95mm panel bezel (L/R)

•	Delivered differentiated value proposition based on touch performance, simplified SCM process and competitive cost innovation

(3)	Developed the world’s narrowest, at the time, bezel videowall product (49-inch FHD)

•	Developed the world’s narrowest bezel videowall product (bezel to bezel 3.5mm)

•	Optimized sizing of panel PAD and mechanical bezel

(4)	Developed our first 43-inch Ultra HD slim and light LED television product

•	Achieved LCD module thickness of 8.4mm

•	Reduced thickness through publication of set LCM parts (back cover and middle cabinet)

(5)	Developed the world’s first Ultra HD OLED television product (55-inch, 65-inch and 77-inch Ultra HD)

•	Developed the world’s first Ultra HD television product lineup

(6)	Developed the world’s first Ultra HD television product applying DRD technology (55-inch, 49-inch and 43-inch Ultra HD)

•	World’s first application of Ultra HD DRD technology based on an RGBW(M+) pixel structure

•	Utilized RGBW(M+) technology to optimize picture quality (high definition, high luminance, low energy consumption and High Dynamic Range (“HDR”))

(7)	Developed our first Ultra HD asymmetric RGBW(M+) structure product (15.6-inch)

•	Improved panel transmittance, lowered energy consumption and enhanced outdoor visibility compared to previous models

(8)	Developed the world’s first “second display” LTPS smartphone product (5.7-inch QHD+)

•	Delivered differentiated set design through the realization of a second display by applying a panel exterior manufacturing process

•	Developed panel and instrumental optics technology for the independent operation of main display and second display

•	Developed advanced power consumption technology for the realization of “Always On Display” functionality for the second display

(9)	Developed the world’s first four-sided borderless monitor product (23.8-inch FHD and 27-inch QHD)

•	Developed the world’s first four-sided borderless design LCD module

•	Improved design by reducing lower bezel size from 12.6mm to 6.15mm (23.8-inch FHD)

(10)	Developed the world’s first in-TOUCH notebook product (15.6-inch and 14-inch FHD)

•	Improved touch functionality and cost competitiveness through world’s first application of in-TOUCH technology on notebook products

•	Simplified customer supply chain management by providing “touch” total solution

(11)	Developed the world’s first 15.6-inch FHD notebook narrow bezel (2.9mm) product

•	Ultra-light and narrow concept project for 15.6-inch line extension to LG Electronics’ 13.3-inch and 14-inch Gram products

•	Delivered differentiated design utilizing 2.9mm bezels (Top/L/R)

•	Ultra slim and light design (225g, 2.3t)

(12)	Developed 1900R curved monitor product (34-inch, 21:9 screen aspect ratio)

•	Strengthened product competitiveness by improving the curvature radius of 21:9 screen aspect ratio monitors (3800 reduced to 1900R)

•	Applied 0.25T etching to address looseness and backlight bleeding attributable to curved screen

•	Applied COT structure to enhance panel transmittance and address color mixing defects

(13)	Developed the world’s first four-sided borderless 55-inch Ultra HD LED television product

•	Developed panel reverse structure in order to deliver a four-sided borderless product

(14)	Developed the world’s first a-Si 98-inch Quad Ultra HD 120Hz television product

•	Developed the world’s first drive technology for a-Si based extra-large 8K 120Hz panels

(15)	Developed the world’s first 65-inch 8K M+ product

•	Achieved cost competitiveness and maximized 8K transmittance by applying GIP/Source single bank for the first time in the world

•	Developed super resolution (4K enhanced to 8K) and M+ algorithm technologies

(16)	Developed our first 75-inch Ultra HD Signage product

•	Delivered 11.9mm thickness on large-size LCD module

Achievements in 2016

(1)	Developed the world’s narrowest, at the time, bezel videowall product (55-inch FHD, bezel to bezel 1.8mm)

•	Delivered 0.9mm even bezel, four-sided borderless product (bezel to bezel 1.8mm)

(2)	Developed the world’s first ultra-stretch format display product (86-inch, 58:9 screen aspect ratio)

•	Developed new display panel size and screen aspect ratio (86-inch, 58:9 screen aspect ratio)

•	Applied next-generation stain (per pixel) offset technology

(3)	Developed the world’s first ultra-large display product utilizing data single bank and GIP technology (86-inch Ultra HD)

•	Achieved cost-competitiveness by developing world’s first ultra-large display product utilizing data single bank and GIP technology

(4)	Developed the world’s first in-TOUCH monitor product (23-inch)

•	Improved touch functionality and strengthened cost-competitiveness by applying the world’s first in-TOUCH technology to monitor display products

•	Simplified customer software configuration management by providing touch total solution

(5)	Developed ultra-slim OLED television display product applying high dynamic range (65-inch, 800 nit luminance, 2.52 mm module thickness)

•	Applied high dynamic range (HDR) technology to achieve 800 nit peak luminance and improved display quality

•	Achieved module thickness of 2.52mm (without back cover) and 5.92mm (with back cover)

(6)	Developed combined 5.3-inch QHD in-TOUCH + 3D cover glass product for LG Electronics

•	Developed world class smart phone product (G5) through collaboration with other LG Group companies

•	Strengthened competitiveness of design by achieving processability and productivity for 0.4t 3D cover glass

•	Improved power consumption of AoD Mode from Self Font Generation technology and operation optimization

(7)	Developed the world’s first large-scale outdoor high luminance 3000 nit product (75-inch Ultra HD)

•	Developed the world’s first large-scale outdoor 75-inch Ultra HD, high luminance 3000 nit product

•	Achieved cost competitiveness and power consumption reduction through utilization of high transmittance M+ panel

(8)	Developed the world’s first FHD/Ultra HD multi-input Interactive Whiteboard product (75-inch Ultra HD)

•	Strengthened product competitiveness through delivery of customer FHD/Ultra HD selective input functionality

(9)	Developed our first 4.9mm depth Art Slim2 Ultra HD television (55-inch Ultra HD)

•	Strengthened design competitiveness through delivery of ultra-slim product with application of Glass Light Guide Plate

(10)	Developed the world’s largest 21:9 screen aspect ratio curved monitor (37.5-inch UltraWide Quad HD (“WQHD”)+)

•	Continued pioneering of the market with the world’s largest 21:9 screen aspect ratio IPS curved monitor lineup (37.5-inch, 2300R curvature radius, 44mm curvature depth)

•	Established flagship line through application of new high definition technology (WQHD+, 3840 x 1600 resolution)

•	Improved panel transmittance and backlight bleeding through our first-time application of a Super-IPS COT panel structure to monitor models

(11)	Developed the world’s first in-TOUCH GIP/DRD notebook product (15.6-inch FHD)

•	Strengthened competitiveness through application of GIP/DRD technology to FHD-quality notebook in-TOUCH products

(12)	Developed the world’s narrowest, at the time, bezel (BtB 1.8mm) videowall product (49-inch FHD)

•	Achieved 0.9mm even bezel, four-sided borderless design

(13)	Developed a transparent 32-inch FHD product

•	Achieved high transmittance of transparent panel through application of RGBW(M+) panel technology

(14)	Developed the world’s first Light Absorption Polarizer (“LAP”) product (65-inch/60-inch Ultra HD)

•	Developed differentiated wide color gamut solution

(15)	Developed the world’s first UHD DRD product (50-inch UHD)

•	Utilized UHD RGBW(M+) pixel structure-based DRD technology to strengthen product competitiveness and optimize picture quality (high definition, high luminance, low energy consumption and HDR)

(16)	Developed a 5.7-inch QHD flexible display product

•	Developed a flexible display smart phone product through collaboration with other LG Group companies

•	Reduced the lower bezel size by 0.59mm and improved power consumption by applying VESA Display Stream Compression 1.1

10.	Intellectual Property

As of September 30, 2016, our cumulative patent portfolio (including patents that have already expired) included a total of 30,728 patents, consisting of 14,569 in Korea and 16,159 in other countries.

11.	Environmental and Safety Matters

We are subject to a variety of environmental laws and regulations, and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to relevant laws and regulations in each area of the environment, including with respect to the treatment of chemical by-products. We have installed various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

In accordance with the Framework Act on Low Carbon, Green Growth, we implemented the greenhouse gas emission and energy consumption target system from 2012 to 2014. In 2015, we implemented the greenhouse gas trading system, under which we are responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment of the Korean government. As a result, we have been investing in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities. As a designated company subject to greenhouse gas emission targets under the Framework Act on Low Carbon, Green Growth, if we fail to meet a reduction target and are unable to comply with the government’s subsequent enforcement notice relating to such failure, we may be subject to fines. Furthermore, as a designated company subject to the Act on Allocation and Trading of Greenhouse Gas Emissions, if do not have enough emission credits, we may be required to purchase additional credits or be subject to fines.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for 2015 to the Korean government (i.e., the Ministry of Environment) in March 2016 after it was certified by the Korean Foundation for Quality, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

	(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)
Category	2015	2014	2013
Greenhouse gases	7,348	7,537	6,922
Energy	60,146	60,002	61,092

Operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists to manage our water and air pollution, toxic materials and waste. In December 2013, to ensure safe water quality and reduce costs, we entered into a contract with a specialist company to operate our waste water treatment facilities. In stages beginning in November 1997, we have obtained environmental management system ISO 14001 certifications for our domestic panel and module production facilities and our overseas module production plants in Nanjing, Yantai and Guangzhou, China, and with respect to our domestic panel and module production plants, we received ISO 50001 certification in December 2013 for our energy management system.

In addition, in August 2014, GP1, our newest eighth-generation panel fabrication facility located in Guangzhou, China, was the first electronics plant in China to receive the “Green Plant” designation under China’s Green China Policy, in addition to receiving ISO 14001, ISO 50001, OHSAS 18001, ISO 9001, PAS 2050 and ISO 14064-1 certifications. Furthermore, with respect to our production facilities in Gumi, we have been certified by the Ministry of Environment as a “Green Company” for P1 and our Gumi module production plant since 1997, P2 and P3 since 2006 and P4, P5 and P6 since 2008. Also, we received certification to self-inspect designated waste products with respect to our Paju plant by the Ministry of Environment in 2011, which was recertified in 2013. In recognition of our efforts to reduce greenhouse gas emissions, we were awarded a commendation from the Minster of Environment in the efforts against climate change category in the 2013 Green Management Awards, which was jointly hosted by the Ministry of Environment and the Ministry of Trade, Industry & Energy. In addition, in recognition of our efforts to improve recycling and reduce waste, we received a citation in 2014 for being a leading recycling company from the Prime Minister of Korea and, in recognition of our continued greenhouse gas emission reduction activities, we received a special carbon management award in 2015 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee.

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, and restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment.

In addition, as part of our commitment to use environment-friendly raw materials, we have implemented a green purchasing system that prevents the introduction of hazardous materials at the purchasing stage. The green purchasing system has been a key component in our efforts to comply with RoHS and other applicable environmental laws and regulation.

In October 2005, we became the first display panel company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Trade, Industry & Energy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013.

In February 2015, we were issued a corrective order and assessed a fine of ~~W~~276 million, which we subsequently followed and paid, respectively, for violating the Occupational Health and Safety Act in connection with an accidental nitrogen gas exposure at one of our production facilities in Paju, Korea in January 2015. In 2016, we were assessed an additional fine of ~~W~~10 million in connection with such accidental exposure for other violations of the Occupational Health and Safety Act. To prevent such accidents happening again in the future, we have strengthened our safety standards and management and employee education.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS)

	(Unit: In millions of Won)
Description	As of September 30, 2016	As of December 31, 2015	As of December 31, 2014
Current assets	9,818,530	9,531,634	9,240,629
Quick assets	7,326,575	7,179,965	6,486,531
Inventories	2,491,955	2,351,669	2,754,098
Non-current assets	13,751,781	13,045,526	13,726,394
Investments in equity accounted investees	178,472	384,755	407,644
Property, plant and equipment, net	11,386,357	10,546,020	11,402,866
Intangible assets	851,590	838,730	576,670
Other non-current assets	1,335,362	1,276,021	1,339,214

Total assets	23,570,311	22,577,160	22,967,023

Current liabilities	7,075,384	6,606,712	7,549,556
Non-current liabilities	4,193,264	3,265,492	3,634,057

Total liabilities	11,268,648	9,872,204	11,183,613

Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	8,085,604	8,158,526	7,455,063
Other equity	(283,912)	(5,766)	(63,843)
Non-controlling interest	459,779	512,004	351,998

Total equity	12,301,663	12,704,956	11,783,410

	(Unit: In millions of Won, except for per share data and number of consolidated entities)
Description	For the nine months ended September 30, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Revenue	18,568,118	28,383,884	26,455,529
Operating profit	407,075	1,625,566	1,357,255
Operating profit (loss) from continuing operations	106,825	1,023,456	917,404
Profit (loss) for the period	106,825	1,023,456	917,404
Profit (loss) attributable to:
Owners of the Company	108,676	966,553	904,268
Non-controlling interest	(1,851)	56,903	13,136
Basic earnings (loss) per share	304	2,701	2,527
Diluted earnings (loss) per share	304	2,701	2,527
Number of consolidated entities	20	18	18

B.	Financial highlights (Based on separate K-IFRS)

	(Unit: In millions of Won)
Description	As of September 30, 2016	As of December 31, 2015	As of December 31, 2014
Current assets	7,735,363	8,246,330	8,291,088
Quick assets	5,827,399	6,396,117	6,244,413
Inventories	1,907,964	1,850,213	2,046,675
Non-current assets	12,745,976	11,964,363	12,720,749
Investments	2,678,832	2,543,205	2,301,881
Property, plant and equipment, net	8,337,350	7,719,022	8,700,301
Intangible assets	646,741	607,398	548,078
Other non-current assets	1,083,053	1,094,738	1,170,489

Total assets	20,481,339	20,210,693	21,011,837

Current liabilities	6,110,883	6,505,979	7,550,330
Non-current liabilities	3,298,928	2,375,131	2,837,432

Total liabilities	9,409,811	8,881,110	10,387,762

Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	7,031,336	7,289,333	6,583,607
Reserves	0	58	276

Total equity	11,071,528	11,329,583	10,624,075

	(Unit: In millions of Won, except for per share data)
Description	For the nine months ended September 30, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Revenue	17,166,281	25,856,426	25,383,670
Operating profit (loss)	(21,582)	770,856	984,790
Operating profit (loss) from continuing operations	(76,196)	968,209	973,118
Profit (loss) for the period	(76,196)	968,209	973,118
Basic earnings (loss) per share	(213)	2,706	2,720
Diluted earnings (loss) per share	(213)	2,706	2,720

C.	Consolidated subsidiaries (as of September 30, 2016)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o.	Manufacturing	Poland	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
MMT (Money Market Trust)	Money market trust	Korea	100%

D.	Status of equity investments (as of September 30, 2016)

Company(1)	Investment Amount	Initial Equity Investment Date	Equity Interest
LG Display America, Inc.	US$411,000,000	September 24, 1999	100%
LG Display Germany GmbH	EUR960,000	November 5, 1999	100%
LG Display Japan Co., Ltd.	¥95,000,000	October 12, 1999	100%
LG Display Taiwan Co., Ltd.	NT$115,500,000	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY2,936,759,345	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY4,138,650	January 16, 2003	100%
LG Display Poland Sp. zo.o.	PLN511,071,000	September 6, 2005	100%
LG Display Guangzhou Co., Ltd.	CNY1,654,693,079	August 7, 2006	100%
LG Display Shenzhen Co., Ltd.	CNY3,775,250	August 28, 2007	100%
LG Display Singapore Pte. Ltd.	SGD1,400,000	January 12, 2009	100%
L&T Display Technology (Fujian) Limited	CNY59,197,026	January 5, 2010	51%
LG Display Yantai Co., Ltd.	CNY1,007,720,600	April 19, 2010	100%
Nanumnuri Co., Ltd.	~~W~~800,000,000	March 19, 2012	100%
LG Display (China) Co., Ltd.	CNY5,703,466,124	December 27, 2012	70%
Unified Innovative Technology, LLC	US$9,000,000	March 21, 2014	100%
Global OLED Technology LLC	US$152,767,000	May 7, 2015	100%
LG Display Guangzhou Trading Co., Ltd.	CNY1,223,960	May 27, 2015	100%
LG Display Vietnam Haiphong Co., Ltd.(2)	VND2,187,870,000,000	May 13, 2016	100%
Suzhou Lehui Display Co., Ltd. (3)	CNY636,973,641	July 1, 2016	100%
MMT (Money Market Trust)	~~W~~30,500,000,000	March 31, 2016	100%
Paju Electric Glass Co., Ltd.	~~W~~33,648,000,000	March 25, 2005	40%
TLI Co., Ltd.	~~W~~14,073,806,250	May 16, 2008	10%
New Optics Ltd.	~~W~~12,199,600,000	July 30, 2008	46%
Invenia Co., Ltd. (formerly LIG Invenia Co., Ltd.)	~~W~~6,330,000,000	February 24, 2009	13%
Wooree E&L Co., Ltd. (formerly Wooree LED Co., Ltd.)(4)	~~W~~11,900,000,000	May 22, 2009	14%
LB Gemini New Growth Fund No. 16(5)	~~W~~2,509,305,437	December 7, 2009	31%
Can Yang Investments Limited	CNY93,740,124	January 27, 2010	9%
YAS Co., Ltd. (6)	~~W~~10,000,000,000	September 16, 2010	18%
Narae Nanotech Corporation	~~W~~30,000,000,000	April 22, 2011	23%
Avatec Co., Ltd.(7)	~~W~~10,600,000,000	December 6, 2011	17%
Arctic Sentinel, Inc. (formerly Fuhu, Inc.)	US$26,006,159	July 27, 2015	10%

Changes since December 31, 2015:

(1)	In March 2016, we completed the liquidation of LG Display U.S.A. Inc. We recovered ~~W~~380 million and recorded ~~W~~152 million, the excess over carrying value, as finance income. During the reporting period, we divested our entire shareholding interest in AVACO Co., Ltd. for ~~W~~16,756 million and recorded finance income of ~~W~~4,290 million representing the difference above book value.
(2)	In May 2016, LG Display Vietnam Haiphong Co., Ltd. was formed in Haiphong, Vietnam for the establishment of our overseas module production infrastructure. Our shareholding in such company as of June 30, 2016 was 100%.
(3)	In July 2016, Suzhou Raken Technology Co., Ltd., which was under the common control of AmTRAN Technology Co., Ltd. and us, spun-off Suzhou Lehui Display Co., Ltd. as a newly-formed entity. We acquired a 100% interest in the newly-formed Suzhou Lehui Display Co., Ltd. through a stock-swap with AmTRAN Technology Co., Ltd. in which AmTRAN Technology Co., Ltd. acquired a 100% interest in Suzhou Raken Technology Co., Ltd.
(4)	During the first half of 2016, Wooree E&L Co., Ltd. conducted a rights offering in which we did not participate. As a result, our shareholding percentage interest in such company decreased from 21% as of December 31, 2015 to 14% as of September 30, 2016. As of March 31, 2016, we determined that the recoverability of such investment was uncertain and we recognized an impairment loss of ~~W~~6,137 million, an amount equal to the difference between the carrying amount and the recoverable amount of such investment, which loss was categorized as finance costs.
(5)	In February and June 2016, we redeemed from LB Gemini New Growth Fund No. 16 our principal investment of ~~W~~2,820 million and ~~W~~2,330 million, respectively. The investment did not affect our shareholding percentage interest.
(6)	During the reporting period, YAS Co., Ltd. conducted a rights offering in which we did not participate. As a result, our shareholding percentage interest in such company decreased from 18.52% as of December 31, 2015 to 18.19% as of September 30, 2016.
(7)	During the reporting period, Avatec Co., Ltd. retired treasury stock. As a result, our shareholding percentage interest in such company increased from 16% as of December 31, 2015 to 17% as of June 30, 2016.

13.	Audit Information

A.	Audit service

	(Unit: In millions of Won, hours)
Description	2016 Q1~Q3	2015	2014
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation (1)	1,020 (440) (2)	990 (400) (2)	910 (326) (2)
Time required	10,528	17,530	16,380

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

None.

14.	Board of Directors

A.	Members of the board of directors

As of September 30, 2016 our board of directors consisted of two non-outside directors, one non-standing director and four outside directors.

(As of September 30, 2016)
Name	Position	Primary responsibility
Yu Sig Kang(1)	Director (non-standing)	Chairman of the board of directors
Sang Beom Han	Representative Director (non-outside), Chief Executive Officer and President	Overall head of management
Sangdon Kim	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Jin Jang	Outside Director	Related to the overall management
Joon Park(2)	Outside Director	Related to the overall management
Sung-Sik Hwang(3)	Outside Director	Related to the overall management
Kun Tai Han(4)	Outside Director	Related to the overall management

(1)	Yu Sig Kang is also a registered executive of LG Management Development Institute, a member company of the LG Group.
(2)	Joon Park was reappointed for another term as an outside director at the annual general meeting of shareholders held on March 11, 2016.
(3)	Sung-Sik Hwang is also the president of Samchully Co., Ltd.
(4)	Kun Tai Han was appointed as an outside director at the annual general meeting of shareholders held on March 11, 2016. Mr. Han is also the chief executive officer of Hans Consulting.

B.	Committees of the board of directors

As of September 30, 2016, we had the following committees that serve under our board of directors: Audit Committee, Outside Director Nomination Committee and Management Committee.

(As of September 30, 2016)
Committee	Composition	Member
Audit Committee	3 outside directors	Joon Park(1), Jin Jang, Sung-Sik Hwang
Outside Director Nomination Committee	1 non-standing director and 2 outside directors	Yu Sig Kang, Jin Jang, Sung-Sik Hwang(2)
Management Committee	2 non-outside directors	Sang Beom Han, Sangdon Kim

(1)	Joon Park was reappointed for another term as a member of the audit committee of the board of directors at the annual general meeting of shareholders held on March 11, 2016
(2)	Sung-Sik Hwang was appointed as a member of the outside director nomination committee of the board of directors by the board of directors on January 26, 2016.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

All of our current outside directors were nominated by the Outside Director Nomination Committee, and all of our current non-outside directors were nominated by the board of directors.

15.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of September 30, 2016): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of September 30, 2016): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of September 30, 2016:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest Shareholder	135,625,000	37.9%
Sang Beom Han	Related Party	23,014	0.0%
Sangdon Kim	Related Party	2,500	0.0%

(2)	Shareholders who are known to us to own 5% or more of our shares as of September 30, 2016:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.9%
National Pension Service	35,742,664	9.99%

16.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2016 Q1~Q3

	(Unit: person, in millions of Won)
Classification	No. of directors(1)	Amount paid(2)		Per capita average remuneration paid(4)
Non-outside directors	3	2,268	(3)	756
Outside directors who are not audit committee members	1	46		46
Outside directors who are audit committee members	3	176		59
Total	7	2,490		—

(1)	Number of directors as at September 30, 2016.
(2)	Amount paid is calculated on the basis of amount of cash actually paid.
(3)	Among the non-outside directors, Yu Sig Kang does not receive any remuneration.
(4)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the nine months ended September 30, 2016.

(2)	Remuneration for individual directors and audit committee members

Not required for quarterly reports.

(3)	Stock options

Not applicable.

B.	Employees

As of September 30, 2016, we had 32,330 employees (excluding our executive officers). On average, our male employees have served 8.6 years and our female employees have served 6.7 years. The total amount of salary paid to our employees for the nine months ended September 30, 2016 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~1,382,851 million for our male employees and ~~W~~350,701 million for our female employees. The following table provides details of our employees as of September 30, 2016:

	(Unit: person, in millions of Won, year)
	Number of employees(1)	Total salary in 2016 H1(2)(3)(4)	Total salary per capita(5)	Average years of service
Male	23,742	1,382,851	58	8.6
Female	8,588	350,701	40	6.7
Total	32,330	1,733,553	53	8.1

(1)	Includes part-time employees and contract-base professionals.
(2)	Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the nine months ended September 30, 2016 was ~~W~~278,683 million and the per capita welfare benefit provided was ~~W~~8.5 million.
(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the average number of employees (male: 23,790, female: 8,737) for the nine months ended September 30, 2016.

17.	Other Matters

A.	Legal proceedings

In August 2016, Innovative Display Technologies LLC filed a new patent infringement action against us, LG Display America, Inc. and others in the U.S. District Court for the Eastern District of Texas. We have not yet been served with process in connection with such action.

In September 2016, a class action civil lawsuit was filed against us, LG Display America, Inc. and others in the U.S. District Court for the Northern District of California, alleging participation in an agreement with other companies not to solicit one another’s employees. The timing of any court proceedings in connection with such action has not been determined.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2016 and 2015

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and subsidiaries (the “Group”) which comprise the condensed consolidated interim statement of financial position as of September 30, 2016, the condensed consolidated interim statements of comprehensive income (loss) for each of the three-month and nine-month periods ended September 30, 2016 and 2015, and statements of changes in equity and cash flows for the nine-month periods ended September 30, 2016 and 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We audited the consolidated statement of financial position as of December 31, 2015 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated February 19, 2016, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2015, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

November 4, 2016

This report is effective as of November 4, 2016 the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As of September 30, 2016 and December 31, 2015

(In millions of won)	Note	September 30, 2016		December 31, 2015
Assets
Cash and cash equivalents	9	~~W~~	1,075,937	751,662
Deposits in banks	9		1,405,323	1,772,337
Trade accounts and notes receivable, net	9,12,14		4,107,087	4,097,836
Other accounts receivable, net	9		134,641	105,815
Other current financial assets	9		23,096	4,904
Inventories	4		2,491,955	2,351,669
Prepaid income taxes			4,351	3,469
Other current assets			576,140	443,942

Total current assets			9,818,530	9,531,634
Deposits in banks	9		13	13
Investments in equity accounted investees	5		178,472	384,755
Other non-current financial assets	9		70,454	49,732
Property, plant and equipment, net	6,15		11,386,357	10,546,020
Intangible assets, net	7,15		851,590	838,730
Deferred tax assets	20		916,310	930,629
Other non-current assets			348,585	295,647

Total non-current assets			13,751,781	13,045,526

Total assets		~~W~~	23,570,311	22,577,160

Liabilities
Trade accounts and notes payable	9,14	~~W~~	3,069,747	2,764,694
Current financial liabilities	9,10		1,122,956	1,416,112
Other accounts payable	9,14		2,088,620	1,499,722
Accrued expenses			556,741	633,113
Income tax payable			55,689	91,726
Provisions	12		84,073	109,897
Advances received			61,777	51,127
Other current liabilities			35,781	40,321

Total current liabilities			7,075,384	6,606,712
Non-current financial liabilities	9,10		3,682,745	2,808,204
Non-current provisions			9,834	11,817
Defined benefit liabilities, net	11		403,607	353,798
Deferred tax liabilities	20		29,722	34,663
Other non-current liabilities			67,356	57,010
Total non-current liabilities			4,193,264	3,265,492

Total liabilities			11,268,648	9,872,204

Equity
Share capital	13		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			8,085,604	8,158,526
Reserves	13		(283,912)	(5,766)

Total equity attributable to owners of the Controlling Company			11,841,884	12,192,952

Non-controlling interests			459,779	512,004

Total equity			12,301,663	12,704,956

Total liabilities and equity		~~W~~	23,570,311	22,577,160

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month and nine-month periods ended September 30, 2016 and 2015

(In millions of won, except earnings per share)	Note	For the three-month period ended September 30			For the nine-month period ended September 30
		2016		2015	2016		2015
				Note 3(a)			Note 3(a)
Revenue	14,15	~~W~~	6,723,775	7,158,201	~~W~~	18,568,118	20,888,135
Cost of sales	4,14,16		(5,784,216)	(6,111,527)		(16,391,890)	(17,340,386)

Gross profit			939,559	1,046,674		2,176,228	3,547,749
Selling expenses	17		(165,580)	(249,726)		(491,349)	(631,552)
Administrative expenses	17		(152,396)	(153,284)		(451,529)	(442,216)
Research and development expenses			(298,420)	(310,726)		(826,275)	(909,035)

Operating profit			323,163	332,938		407,075	1,564,946

Finance income	19		92,766	40,877		165,474	109,384
Finance costs	19		(60,494)	(126,889)		(192,080)	(237,092)
Other non-operating income	18		231,530	430,917		860,948	937,529
Other non-operating expenses	18		(335,345)	(412,435)		(995,176)	(978,364)
Equity in income (loss) of equity accounted investees, net			(3,169)	7,142		5,477	6,847

Profit before income tax			248,451	272,550		251,718	1,403,250
Income tax expense	20		(58,897)	(73,918)		(144,893)	(366,291)

Profit for the period			189,554	198,632		106,825	1,036,959

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	11		(1,033)	(684)		(3,817)	(3,023)
Other comprehensive income (loss) from asssociates and joint ventures			(7)	(8)		203	(606)
Related income tax			250	166		924	732

			(790)	(526)		(2,690)	(2,897)
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	19		—	15		(77)	45
Foreign currency translation differences for foreign operations			(237,609)	173,370		(315,442)	260,935
Other comprehensive income (loss) from asssociates and joint ventures			4,009	13,074		(2,362)	18,933
Related income tax			—	170		19	133

			(233,600)	186,629		(317,862)	280,046

Other comprehensive income (loss) for the period, net of income tax			(234,390)	186,103		(320,552)	277,149

Total comprehensive income (loss) for the period		~~W~~	(44,836)	384,735	~~W~~	(213,727)	1,314,108

Profit (loss) attributable to:
Owners of the Controlling Company			177,825	189,168		108,676	982,388
Non-controlling interests			11,729	9,464		(1,851)	54,571

Profit for the period		~~W~~	189,554	198,632	~~W~~	106,825	1,036,959

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			(27,145)	354,882		(172,160)	1,225,393
Non-controlling interests			(17,691)	29,853		(41,567)	88,715

Total comprehensive income (loss) for the period		~~W~~	(44,836)	384,735	~~W~~	(213,727)	1,314,108

Earnings per share (In Won)
Basic earnings per share	21	~~W~~	497	529	~~W~~	304	2,746

Diluted earnings per share	21	~~W~~	497	529	~~W~~	304	2,746

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the nine-month periods ended September 30, 2016 and 2015

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balances at January 1, 2015	~~W~~	1,789,079	2,251,113	7,455,063	(63,843)	11,431,412	351,998	11,783,410

Total comprehensive income (loss) for the period
Profit for the period		—	—	982,388	—	982,388	54,571	1,036,959
Other comprehensive income (loss) (note 3(a))
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	2,049	2,049	—	2,049
Remeasurements of net defined benefit liabilities, net of tax		—	—	(2,291)	—	(2,291)	—	(2,291)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	244,206	244,206	34,144	278,350
Other comprehensive income (loss) from asssociates and joint ventures		—	—	(606)	(353)	(959)	—	(959)

Total other comprehensive income (loss)		—	—	(2,897)	245,902	243,005	34,144	277,149

Total comprehensive income for the period	~~W~~	—	—	979,491	245,902	1,225,393	88,715	1,314,108

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Capital contribution from non-controlling interests		—	—	—	—	—	102,908	102,908

Balances at September 30, 2015	~~W~~	1,789,079	2,251,113	8,255,646	182,059	12,477,897	543,621	13,021,518

Balances at January 1, 2016	~~W~~	1,789,079	2,251,113	8,158,526	(5,766)	12,192,952	512,004	12,704,956

Total comprehensive income (loss) for the period
Profit (loss) for the period		—	—	108,676	—	108,676	(1,851)	106,825
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	(58)	(58)	—	(58)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(2,893)	—	(2,893)	—	(2,893)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	(275,726)	(275,726)	(39,716)	(315,442)
Other comprehensive income (loss) from asssociates and joint ventures		—	—	203	(2,362)	(2,159)	—	(2,159)

Total other comprehensive loss		—	—	(2,690)	(278,146)	(280,836)	(39,716)	(320,552)

Total comprehensive income (loss) for the period	~~W~~	—	—	105,986	(278,146)	(172,160)	(41,567)	(213,727)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(10,658)	(10,658)

Balances at September 30, 2016	~~W~~	1,789,079	2,251,113	8,085,604	(283,912)	11,841,884	459,779	12,301,663

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the nine-month periods ended September 30, 2016 and 2015

(In millions of won)	Note	2016		2015
Cash flows from operating activities:
Profit for the period		~~W~~	106,825	1,036,959
Adjustments for:
Income tax expense	20		144,893	366,291
Depreciation	16		2,035,720	2,251,289
Amortization of intangible assets	16		265,905	303,270
Gain on foreign currency translation			(67,054)	(84,168)
Loss on foreign currency translation			97,423	85,054
Expenses related to defined benefit plans	11		165,833	149,275
Gain on disposal of property, plant and equipment			(7,662)	(10,242)
Loss on disposal of property, plant and equipment			3,122	146
Loss on disposal of intangible assets			20	26
Impairment loss on intangible assets			125	239
Reversal of impairment loss on intangible assets			—	(80)
Finance income			(124,025)	(66,540)
Finance costs			128,488	180,806
Equity in income of equity method accounted investees, net			(5,477)	(6,847)
Other income			(15,546)	(12,510)
Other expenses			133,661	220,458

			2,755,426	3,376,467
Change in trade accounts and notes receivable			(9,725)	(1,287,375)
Change in other accounts receivable			46,085	43,028
Change in other current assets			(110,854)	(23,216)
Change in inventories			(98,484)	(122,364)
Change in other non-current assets			(97,887)	(68,610)
Change in trade accounts and notes payable			256,237	(55,190)
Change in other accounts payable			(40,616)	(463,436)
Change in accrued expenses			(78,084)	95,254
Change in other current liabilities			4,557	30,335
Change in other non-current liabilities			14,004	435
Change in provisions			(107,083)	(92,976)
Change in defined benefit liabilities, net			(119,841)	(146,161)

			(341,691)	(2,090,276)
Cash generated from operating activities			2,520,560	2,323,150
Income taxes paid			(169,412)	(392,017)
Interests received			36,290	44,932
Interests paid			(95,367)	(102,608)

Net cash provided by operating activities		~~W~~	2,292,071	1,873,457

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the nine-month periods ended September 30, 2016 and 2015

(In millions of won)	Note	2016		2015
Cash flows from investing activities:
Dividends received		~~W~~	59,023	25,577
Proceeds from withdrawal of deposits in banks			2,247,561	1,725,172
Increase in deposits in banks			(1,880,547)	(2,227,928)
Acquisition of investments in equity accounted investees			—	(30,647)
Proceeds from disposal of investments in equity accounted investees			21,907	6,765
Acquisition of property, plant and equipment			(2,558,563)	(1,653,728)
Proceeds from disposal of property, plant and equipment			32,885	214,966
Acquisition of intangible assets			(318,087)	(207,383)
Proceeds from disposal of intangible assets			151	—
Government grants received			2,699	3,200
Proceeds from settlement of derivatives			(36)	—
Increase in short-term loans			(2,132)	—
Proceeds from collection of short-term loans			4,650	—
Increase in long-term loans			(23,817)	(16,516)
Decrease in deposits			472	—
Increase in deposits			(6,899)	(1,385)
Acquisition of available-for-sale financial assets			(747)	(716)
Proceeds from disposal of available-for-sale financial assets			419	92
Acquisition of financial assets at fair value through profit or loss			(1,500)	—
Acquisition of businesses, net of cash acquired			—	(110,093)

Net cash used in investing activities			(2,422,561)	(2,272,624)

Cash flows from financing activities:
Proceeds from short-term borrowings			107,345	—
Repayments of short-term borrowings			—	(223,626)
Proceeds from issuance of debentures			298,784	298,778
Proceeds from long-term debt			1,483,343	253,869
Repayments of long-term debt			(347,693)	—
Repayments of current portion of long-term debt and debentures			(832,939)	(334,360)
Decrease in non-controlling interests			(10,658)	—
Increase in non-controlling interests			—	102,908
Dividends paid			(178,908)	(178,908)

Net cash provided by (used in) financing activities			519,274	(81,339)

Net increase (decrease) in cash and cash equivalents			388,784	(480,506)
Cash and cash equivalents at January 1			751,662	889,839
Effect of exchange rate fluctuations on cash held			(64,509)	147,488

Cash and cash equivalents at September 30		~~W~~	1,075,937	556,821

See accompanying notes to the condensed consolidated interim financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of September 30, 2016, the Group is operating TFT-LCD and OLED panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Poland. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of September 30, 2016, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of September 30, 2016, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of September 30, 2016, there are 28,464,390 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of September 30, 2016

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell Display products	USD 411
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell Display products	JPY 95
LG Display Germany GmbH	Ratingen, Germany	100%	December 31	November 5, 1999	Sell Display products	EUR 1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell Display products	NTD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture Display products	CNY 2,937
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell Display products	CNY 4
LG Display Poland Sp. z o.o.	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture Display products	PLN 511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture Display products	CNY 1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell Display products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell Display products	SGD 1.4
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY 116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture Display products	CNY 1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW 800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell Display products	CNY 8,147
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell Display products	CNY 1.2
Global OLED Technology, LLC	Herndon, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD 138
LG Display Vietnam Haiphong Co., Ltd.(*1)	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture Display products	VND 2,187,870
Suzhou Lehui Display Co., Ltd.(*2)	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY 637
Money Market Trust(*3)	Seoul, South Korea	100%	December 31	—	Money market trust	KRW 30,500

(*1)	In May 2016, the Controlling Company established LG Display Vietnam Haiphong Co., Ltd. to manufacture Display products. As of September 30, 2016, the Controlling Company has a 100% equity interest of this subsidiary and its capital stock amounts to ~~W~~117,378 million.

1.	Reporting Entity, Continued

(*2)	In July 2016, Suzhou Raken Technology Co., Ltd., a joint venture of the Controlling Company and AmTRAN Technology Co., Ltd. (“AmTRAN”), split into Suzhou Raken Technology Co., Ltd. and Suzhou Lehui Display Co., Ltd. The Controlling Company acquired 100% equity interest in Suzhou Lehui Display Co., Ltd. and AmTRAN acquired 100% equity interest in Suzhou Raken Technology Co., Ltd., respectively, by exchanging equity interests.

(*3)	During the nine-month period ended September 30, 2016, the Controlling Company acquired and disposed ~~W~~171,400 million and ~~W~~140,900 million of Money Market Trust, respectively.

As of September 30, 2016, LG Display U.S.A., Inc., a subsidiary of the Controlling Company, completed its voluntary liquidation.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2015.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	Derivative instruments, financial assets at fair value through profit or loss and available-for-sale financial assets measured at fair value, and

•	liabilities for defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its consolidated financial statements as of and for the year ended December 31, 2015.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2015, except for the application of K-IFRS No. 1034, Interim Financial Reporting, and the amended accounting standards explained below:

(a)	Change in Accounting Policies

(i)	K-IFRS No. 1001, Presentation of Financial Statements

The Group has applied the amendment to K-IFRS No. 1001, Presentation of Financial Statements, effective January 1, 2016. The amendment clarifies that the disclosed line items can be omitted, added, or aggregated based on materiality. In addition, the amendment clarifies that the share in the other comprehensive income of associates and joint ventures should be presented separately in the financial statements based on whether they will or will not subsequently be reclassified to profit or loss. Also, additional requirements for disclosures in the notes and others are provided.

The Group has applied the amendment to K-IFRS No. 1001 and separated the share of other comprehensive income of associates and joint ventures into the share of items that (i) will be reclassified subsequently to profit or loss or (ii) will not be reclassified subsequently to profit or loss.

The Group restated the comparative condensed consolidated interim statements of comprehensive income (loss) for each of the three-month and nine-month periods ended September 30, 2015 and changes in equity for the nine-month period ended September 30, 2015.

(b)	New Standards and Amendments Not Yet Adopted

(i)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109, Financial Instruments, provides revised guidance on the classification and measurement of financial instruments and replaces incurred loss model with expected credit losses model for calculating impairment on financial assets. K-IFRS No. 1109 also includes new general hedge accounting requirements including hedged items, hedging instruments and risk being hedged in order to expand applicable risk management strategies being utilized. K-IFRS No. 1109 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1109 has not been early adopted in preparing this condensed consolidated interim financial statements.

(ii)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from Contracts with Customers, establishes a single new revenue recognition standard for contracts with customers and introduces a five-step model for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaces risk-and-reward based model with control-based model. K-IFRS No. 1115 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1115 has not been early adopted in preparing this condensed consolidated interim financial statements.

Management is currently assessing the potential impact on its consolidated financial statements resulting from the application of new standards.

4.	Inventories

Inventories as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)	September 30, 2016		December 31, 2015
Finished goods	~~W~~	1,021,975	910,844
Work-in-process		728,592	720,221
Raw materials		439,779	389,442
Supplies		301,609	331,162

	~~W~~	2,491,955	2,351,669

For the nine-month periods ended September 30, 2016 and 2015, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales is as follows:

(In millions of won)	2016		2015
Inventories recognized as cost of sales	~~W~~	16,391,890	17,340,386
Including: inventory write-downs		330,705	369,174
Including: reversal and usage of inventory write-downs		(363,755)	(332,699)

5.	Investments in Equity Accounted Investees

Associates and Joint Ventures (Equity Method Investees) as of September 30, 2016 are as follows:

(In millions of won)
Associates and joint ventures	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	40%	December 31	January 2005	Manufacture electric glass for FPDs	~~W~~	52,785
TLI Inc.(*1)(*2)	Seongnam, South Korea	10%	December 31	October 1998	Manufacture and sell semiconductor parts for FPDs		4,995
New Optics Ltd.	Yangju, South Korea	46%	December 31	August 2005	Manufacture back light parts for TFT-LCDs		39,512
INVENIA Co., Ltd. (Formerly, LIG INVENIA Co., Ltd.)(*1)	Seongnam, South Korea	13%	December 31	January 2001	Develop and manufacture equipment for FPDs		1,811
WooRee E&L Co., Ltd. (*1)(*3)	Ansan, South Korea	14%	December 31	June 2008	Manufacture LED back light unit packages		8,714
LB Gemini New Growth Fund No. 16 (*4)	Seoul, South Korea	31%	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities		9,783
Can Yang Investments Limited(*1)	Hong Kong	9%	December 31	January 2010	Develop, manufacture and sell LED parts		5,760
YAS Co., Ltd.(*1)(*5)	Paju, South Korea	18%	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs		10,835
Narenanotech Corporation	Yongin, South Korea	23%	December 31	December 1995	Manufacture and sell FPD manufacturing equipment		23,700
AVATEC Co., Ltd.(*1)(*6)	Daegu, South Korea	17%	December 31	August 2000	Process and sell glass for FPDs		20,577
Arctic Sentinel, Inc. (Formerly, Fuhu, Inc.)(*1)	Los Angeles U.S.A.	10%	March 31	June 2008	Develop and manufacture tablet for kids		—

						~~W~~	178,472

(*1)	Although the Controlling Company’s share interests in TLI Inc., INVENIA Co., Ltd., WooRee E&L Co., Ltd., Can Yang Investments Limited, YAS Co., Ltd., AVATEC Co., Ltd. and Arctic Sentinel, Inc. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee and the transactions between the Controlling Company and the investees are significant. Accordingly, the investments in these investees have been accounted for using the equity method.
(*2)	In 2016, the Controlling Company’s ownership percentage in TLI Inc. decreased from 10.26% to 10.22% due to the shares issued in relation to the exercise of warrants.
(*3)	In 2016, the Controlling Company’s ownership percentage in WooRee E&L Co., Ltd. (“WooRee E&L”) decreased from 21% to 14% as the Controlling Company did not participate in the capital increase of WooRee E&L. The Controlling Company recognized an impairment loss of ~~W~~6,137 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in WooRee E&L.

5.	Investments in Equity Accounted Investees, Continued

(*4)	The Controlling Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In February and June 2016, the Controlling Company received ~~W~~2,820 million and ~~W~~2,330 million, respectively, from the Fund as capital distribution. There were no changes in the Controlling Company’s ownership percentage in the Fund and the Controlling Company is committed to making future investments of up to an aggregate of ~~W~~30,000 million.

(*5)	The Controlling Company’s ownership percentage in YAS Co., Ltd. decreased from 19% to 18% as the Controlling Company did not participate in the capital increase of YAS Co., Ltd.

(*6)	In 2016, AVATEC Co., Ltd. retired its treasury stock and the Controlling Company’s ownership percentage in AVATEC Co., Ltd. increased from 16% to 17% as a result.

In 2016, the Controlling Company disposed of the entire investments in AVACO Co., Ltd. for ~~W~~16,756 million and recognized ~~W~~4,290 million for the difference between the disposal amount and the carrying amount as finance income.

6.	Property, Plant and Equipment

For the nine-month periods ended September 30, 2016 and 2015, the Group purchased property, plant and equipment of ~~W~~3,203,954 million and ~~W~~1,824,781 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~8,025 million and 2.17%, and ~~W~~10,277 million and 3.80% for the nine-month periods ended September 30, 2016 and 2015, respectively. Also, for the nine-month periods ended September 30, 2016 and 2015, the Group disposed of property, plant and equipment with carrying amounts of ~~W~~28,345 million and ~~W~~228,139 million, respectively, and recognized ~~W~~7,662 million and ~~W~~3,122 million as gain and loss, respectively, on disposal of property, plant and equipment for the nine-month period ended September 30, 2016 (gain and loss for the nine-month period ended September 30, 2015: ~~W~~10,242 million and ~~W~~146 million, respectively).

7.	Intangible Assets

The Group capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of September 30, 2016 and December 31, 2015 are ~~W~~260,159 million and ~~W~~187,230 million, respectively.

8.	Financial Risk Management

The objectives and policies on financial risk management followed by the Group are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2015.

9.	Financial Instruments

(a)	Credit risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of September 30, 2016 and December 31, 2015 is as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Cash and cash equivalents	~~W~~	1,075,937	751,662
Deposits in banks(*)		1,405,336	1,772,350
Trade accounts and notes receivable, net		4,107,087	4,097,836
Other accounts receivable, net		134,641	105,815
Available-for-sale financial assets		233	709
Financial assets at fair value through profit or loss		1,500	—
Deposits		41,024	22,234
Loans		37,815	15,856
Long-term non-trade receivable		1,681	5,148

	~~W~~	6,805,254	6,771,610

(*)	As of September 30, 2016, the amount of deposits in banks restricted in use is ~~W~~70,513 million (as of December 31, 2015: ~~W~~70,513 million).

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales and investing activities. Trade accounts and notes receivables are insured in order to manage credit risk and uninsured trade accounts and notes receivables are managed in accordance with the Group’s management policy.

9.	Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable, other accounts receivable and other non-current financial assets as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)	September 30, 2016
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable(*)	Other non-current financial assets	Trade accounts and notes receivable	Other accounts receivable(*)	Other non-current financial assets
Not past due	~~W~~	4,102,136	132,394	1,698	(1,221)	(430)	(17)
Past due 1-15 days		4,564	864	—	(2)	(8)	—
Past due 16-30 days		95	314	—	—	(1)	—
Past due 31-60 days		1,515	1,003	—	—	—	—
Past due more than 60 days		—	903	—	—	(398)	—

	~~W~~	4,108,310	135,478	1,698	(1,223)	(837)	(17)

9.	Financial Instruments, Continued

(In millions of won)	December 31, 2015
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable(*)	Other non-current financial assets	Trade accounts and notes receivable	Other accounts receivable(*)	Other non-current financial assets
Not past due	~~W~~	4,076,022	102,431	5,200	(1,339)	(535)	(52)
Past due 1-15 days		6,555	1,280	—	(2)	(13)	—
Past due 16-30 days		201	1,775	—	—	(12)	—
Past due 31-60 days		—	45	—	—	—	—
Past due more than 60 days		16,565	850	—	(166)	(6)	—

	~~W~~	4,099,343	106,381	5,200	(1,507)	(566)	(52)

(*)	Other accounts receivable includes non-trade receivable and accrued income.

The movement in the allowance for impairment in respect of trade accounts and notes receivable, other accounts receivable and other non-current financial assets during the nine-month period ended September 30, 2016 and the year ended December 31, 2015 are as follows:

(In millions of won)	September 30, 2016				December 31, 2015
	Trade accounts and notes receivable		Other accounts receivable	Other non- current financial assets	Trade accounts and notes receivable	Other accounts receivable	Other non- current financial assets
Balance at the beginning of the period	~~W~~	1,507	566	52	825	794	79
(Reversal of) bad debt expense		(284)	271	(35)	682	(228)	(27)

Balance at the reporting date	~~W~~	1,223	837	17	1,507	566	52

9.	Financial Instruments, Continued

(b)	Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of September 30, 2016.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities :
Secured bank loans	~~W~~	650,491	695,421	11,325	11,388	299,766	372,942	—
Unsecured bank loans		2,265,975	2,360,070	297,866	387,438	364,385	1,310,381	—
Unsecured bond issues		1,876,520	1,983,294	319,267	200,063	609,431	772,890	81,643
Trade accounts and notes payables		3,069,747	3,069,747	3,069,747	—	—	—	—
Other accounts payable		2,088,620	2,089,040	2,086,380	2,660	—	—	—
Other non-current liabilities		4,741	5,320	—	—	5,320	—	—
Derivative financial liabilities
Derivatives		12,715	12,750	10,695	574	1,293	188	—

	~~W~~	9,968,809	10,215,642	5,795,280	602,123	1,280,195	2,456,401	81,643

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

9.	Financial Instruments, Continued

(c)	Currency risk

(i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of September 30, 2016 and December 31, 2015 is as follows:

(In millions)	September 30, 2016
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	443	593	2,981	28	1	63	746,099
Deposits in banks	—	—	1,900	—	—	—	400,000
Trade accounts and notes receivable	3,195	3	1,220	3	—	—	—
Non-trade receivable	5	1	480	13	—	—	—
Long-term non-trade receivable	2	—	—	—	—	—	—
Other assets denominated in foreign currencies	1	259	178	6	—	—	428
Trade accounts and notes payable	(1,404)	(15,486)	(2,454)	—	—	—	—
Other accounts payable	(222)	(5,650)	(2,031)	(6)	(4)	(4)	(472,016)
Debt	(1,531)	—	(3,264)	—	—	—	—

Gross statement of financial position exposure	489	(20,280)	(990)	44	(3)	59	674,511
Forward exchange contracts	(200)	—	—	—	—	—	—

Net exposure	289	(20,280)	(990)	44	(3)	59	674,511

(In millions)	December 31, 2015
	USD	JPY	CNY	TWD	EUR	PLN
Cash and cash equivalents	578	1,005	866	12	—	45
Deposits in banks	—	—	1,200	—	—	—
Trade accounts and notes receivable	2,935	12	1,465	—	—	—
Non-trade receivable	20	2	101	13	—	—
Long-term non-trade receivable	4	—	—	—	—	—
Other assets denominated in foreign currencies	1	254	27	6	—	—
Trade accounts and notes payable	(1,207)	(17,016)	(1,267)	—	—	—
Other accounts payable	(541)	(13,821)	(1,352)	(7)	(2)	(11)
Debt	(1,185)	—	(1,964)	—	—	—

Net exposure	605	(29,564)	(924)	24	(2)	34

9. Financial Instruments, Continued

Average exchange rates applied for the nine-month periods ended September 30, 2016 and 2015 and the exchange rates at September 30, 2016 and December 31, 2015 are as follows:

(In won)	Average rate			Reporting date spot rate
	2016		2015	September 30, 2016	December 31, 2015
USD	~~W~~	1,161.32	1,122.29	1,096.30	1,172.00
JPY		10.70	9.28	10.84	9.72
CNY		176.22	179.20	163.97	178.48
TWD		35.83	35.69	34.92	35.51
EUR		1,296.67	1,251.92	1,230.32	1,280.53
PLN		297.66	301.16	285.89	300.79
VND		0.0520	0.0516	0.0492	0.0522

(ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in foreign currency as of September 30, 2016 and December 31, 2015, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	September 30, 2016			December 31, 2015
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	10,585	16,424	24,838	33,152
JPY (5 percent weakening)		(8,558)	(7,614)	(11,340)	(9,486)
CNY (5 percent weakening)		(7,684)	(1,337)	(8,582)	1,069
TWD (5 percent weakening)		77	4	42	—
EUR (5 percent weakening)		(402)	744	(214)	270
PLN (5 percent weakening)		930	(242)	575	(208)
VND (5 percent weakening)		1,659	—	—	—

A stronger won against the above currencies as of September 30, 2016 and December 31, 2015 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

9.	Financial Instruments, Continued

(d)	Interest rate risk

(i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of September 30, 2016 and December 31, 2015 is as follows:

(In millions of won)	September 30, 2016		December 31, 2015
Fixed rate instruments
Financial assets	~~W~~	2,481,493	2,524,708
Financial liabilities		(2,079,242)	(2,289,336)

	~~W~~	402,251	235,372

Variable rate instruments
Financial liabilities	~~W~~	(2,713,744)	(1,934,895)

(ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of September 30, 2016 and December 31, 2015, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
September 30, 2016
Variable rate instruments(*)	~~W~~	(17,917)	17,917	(17,917)	17,917
December 31, 2015
Variable rate instruments(*)	~~W~~	(14,667)	14,667	(14,667)	14,667

(*)	Financial instruments subject to interest rate swap not qualified for hedging are excluded.

9.	Financial Instruments, Continued

(e)	Fair values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position, are as follows:

(In millions of won)
	September 30, 2016				December 31, 2015
	Carrying amounts		Fair values		Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	233	233		709	709
Financial assets at fair value through profit or loss		1,500	1,500		—	—
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	1,075,937	(	*)	751,662	(	*)
Deposits in banks		1,405,336	(	*)	1,772,350	(	*)
Trade accounts and notes receivable		4,107,087	(	*)	4,097,836	(	*)
Other accounts receivable		134,641	(	*)	105,815	(	*)
Deposits		41,024	(	*)	22,234	(	*)
Loans		37,815	(	*)	15,856	(	*)
Other non-current financial assets		1,681	(	*)	5,148	(	*)
Liabilities carried at fair value
Derivatives	~~W~~	12,715	12,715		85	85
Liabilities carried at amortized cost
Secured bank loans	~~W~~	650,491	650,491		698,192	698,192
Unsecured bank loans		2,265,975	2,270,119		1,239,914	1,239,969
Unsecured bond issues		1,876,520	1,922,710		2,286,125	2,337,835
Trade accounts and notes payable		3,069,747	(	*)	2,764,694	(	*)
Other accounts payable		2,088,620	2,089,004		1,499,722	1,499,963
Other non-current liabilities		4,741	5,218		8,402	9,005

(*)	Excluded from disclosures as the carrying amount approximates fair value.

The basis for determining fair values above by the Group are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2015.

9.	Financial Instruments, Continued

(ii)	Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Intellectual Discovery Co., Ltd.	~~W~~	2,673	2,673
ARCH Venture Fund VIII, L.P.		1,986	1,378
Henghao Technology Co., Ltd.		3,372	3,372
Kyulux, Inc.		3,266	3,266

	~~W~~	11,297	10,689

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
September 30, 2016
Assets
Available-for-sale financial assets	~~W~~	233	—	—	233
Financial assets at fair value through profit or loss		—	—	1,500	1,500
Liabilities
Derivatives		—	10,261	2,454	12,715

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2015
Assets
Available-for-sale financial assets	~~W~~	709	—	—	709
Liabilities
Derivatives		—	—	85	85

9.	Financial Instruments, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)	September 30, 2016				Valuation	Input
Classification	Level 1		Level 2	Level 3	technique
Liabilities
Secured bank loans	~~W~~	—	—	863,653	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	2,056,958	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	1,922,710	Discounted cash flow	Discount rate
Other accounts payable		—	—	2,089,004	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	5,218	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2015				Valuation
Classification	Level 1		Level 2	Level 3	technique	Input
Liabilities
Secured bank loans	~~W~~	—	—	698,192	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	1,239,969	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,337,835	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,499,963	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	9,005	Discounted cash flow	Discount rate

The significant discount rates applied for determination of the above fair value at the reporting date are as follows:

	September 30, 2016	December 31, 2015
Debentures, loans and others	1.01~1.85%	1.52~2.48%

9.	Financial Instruments, Continued

(f)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	September 30, 2016		December 31, 2015
Total liabilities	~~W~~	11,268,648	9,872,204
Total equity		12,301,663	12,704,956
Cash and deposits in banks (*1)		2,481,260	2,523,999
Borrowings (including bonds)		4,792,986	4,224,231
Total liabilities to equity ratio		92%	78%
Net borrowings to equity ratio (*2)		19%	13%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

10.	Financial Liabilities

(a)	Financial liabilities as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)	September 30, 2016		December 31, 2015
Current
Short-term borrowings	~~W~~	102,698	—
Current portion of long-term debt		1,009,997	1,416,112
Derivatives(*)		10,261	—

	~~W~~	1,122,956	1,416,112

Non-current
Won denominated borrowings	~~W~~	702,092	202,992
Foreign currency denominated borrowings		1,576,522	1,323,454
Bonds		1,401,677	1,281,673
Derivatives(*)		2,454	85

	~~W~~	3,682,745	2,808,204

(*)	Represents forward contracts and interest rate swap contracts

(b)	Short-term borrowings as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of September 30, 2016 (%)(*)	September 30, 2016		December 31, 2015
Standard Chartered Bank Korea Limited	6ML + 0.62	~~W~~	102,698	—

Foreign currency equivalent			USD 94	—

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

(c)	Won denominated long-term debt as of September 30, 2016 and December 31, 2015 is as follows:

(In millions of won)
Lender	Annual interest rate as of September 30, 2016 (%)	September 30, 2016		December 31, 2015
Woori Bank and others	3-year Korean Treasury Bond rate less 1.25, 2.75	~~W~~	3,356	4,452
Shinhan Bank	CD rate (91days) + 0.30		200,000	200,000
Korea Development Bank and others	3-year Industrial Financial Debenture rate + 0.55, CD rate (91days) + 0.74, CD rate (91days) + 0.64		500,000	—

Less current portion of long-term debt			(1,264)	(1,460)

		~~W~~	702,092	202,992

10.	Financial Liabilities, Continued

(d)	Long-term debt denominated in currencies other than won as of September 30, 2016 and December 31, 2015 is as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of September 30, 2016 (%)	September 30, 2016		December 31, 2015
China Construction Bank and others	USD : 3ML+1.30, 2.00 CNY : 4.28	~~W~~	1,011,473	854,654
The Export-Import Bank of Korea and others	3ML+0.55~1.78		1,091,257	879,000
Standard Chartered Bank Korea Limited	6ML+0.62		7,682	—

			USD 1,437	USD 1,185
Foreign currency equivalent			CNY 3,264	CNY 1,964

Less current portion of long-term debt			(533,890)	(410,200)

		~~W~~	1,576,522	1,323,454

(e)	Details of bonds issued and outstanding as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	Maturity	Annual interest rate as of September 30, 2016 (%)	September 30, 2016		December 31, 2015
Won denominated bonds(*)
Publicly issued bonds	October 2016~ May 2022	1.73~4.51	~~W~~	1,880,000	2,290,000
Less discount on bonds				(3,480)	(3,875)
Less current portion				(474,843)	(1,004,452)

			~~W~~	1,401,677	1,281,673

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

11.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company.

(a)	Recognized liabilities for defined benefit plans as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)	September 30, 2016		December 31, 2015
Present value of partially funded defined benefit obligations	~~W~~	1,517,936	1,381,648
Fair value of plan assets		(1,114,329)	(1,027,850)

	~~W~~	403,607	353,798

(b)	Expenses recognized in profit or loss for the three-month and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2016		2015	2016	2015
Current service cost	~~W~~	52,705	46,941	158,124	140,826
Net interest cost		2,569	2,816	7,709	8,449

	~~W~~	55,274	49,757	165,833	149,275

(c)	Plan assets as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Guaranteed deposits in banks	~~W~~	1,114,329	1,027,850

As of September 30, 2016, the Group maintains the plan assets with Mirae Asset Securities Co., Ltd., Shinhan Bank and others.

(d)	Remeasurements of net defined benefit liabilities included in other comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2016		2015	2016	2015
Remeasurements of net defined benefit liabilities	~~W~~	(1,033)	(684)	(3,817)	(3,023)
Tax effect		250	166	924	732

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(783)	(518)	(2,893)	(2,291)

12.	Contingent Liabilities and Commitments

(1)	Litigations and Others

Delaware Display Group LLC and Innovative Display Technologies LLC (“DDG” and “IDT”)

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case (“First Case”) against the Controlling Company and LG Display America, Inc. in the United States District Court for the District of Delaware. The Controlling Company does not have a present obligation for this matter and has not recognized any provision at September 30, 2016. It is not possible to reasonably estimate an amount of potential loss, if any, because the information plaintiffs have provided regarding damages are unreliable and may substantially change as litigation proceeds.

In December 2015, “DDG” and “IDT” filed a new patent infringement case against the Controlling Company and LG Display America, Inc. over the three patents that were dismissed without prejudice from the First Case. In May 2016, the case has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review. The Controlling Company does not have a present obligation for this matter and has not recognized any provision at September 30, 2016. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

In August 2016, Innovative Display Technologies LLC filed a new patent infringement case against the Controlling Company and LG Display America, Inc. in the United States District Court for the Eastern District of Texas with respect to two new patents. The Controlling Company does not have a present obligation for this matter and has not recognized any provision at September 30, 2016. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Controlling Company and LG Display America, Inc. for alleged patent infringement. In November 2014, the case has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review. The Controlling Company does not have a present obligation for this matter and has not recognized any provision at September 30, 2016. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Anti-trust litigations

The Controlling Company reached agreements on individual lawsuit and class actions in the United States and Canada, respectively, in connection with alleged violation of the antitrust laws after the nine-month period ended September 30, 2016.

During the nine-month period ended September 30, 2016, the Group updated its estimates on the amount of potential outflow of resources for pending antitrust litigations which resulted in a decrease of provision in the amount of ~~W~~39,365 million upon payment for the settlement. The Group also recognized additional provision of ~~W~~24,231 million and reversed ~~W~~14,887 million. While the Group continues its vigorous defense of the various pending proceedings described above, management’s assessment of the facts and circumstances could change based upon new information, intervening events and the final outcome of the cases. Consequently, the actual results could be materially different from management’s current estimates.

12.	Contingent Liabilities and Commitments, Continued

(2)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 2,063 million (~~W~~2,262,193 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of September 30, 2016, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

The Controlling Company and oversea subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Maximum		Not yet due
		Contractual amount	KRW equivalent	Contractual amount	KRW equivalent
Controlling Company	Shinhan Bank	KRW 90,000	90,000	—	—
	Bank of Tokyo-Mitsubishi UFJ	USD 70	76,741	—	—
	Sumitomo Mitsui Banking Corporation	USD 20	21,926	—	—
Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD 300	328,890	USD 132	144,258
LG Display Taiwan Co., Ltd.	BNP Paribas	USD 82	89,897	—	—
	Hongkong & Shanghai Banking Corp.	USD 150	164,445	—	—
	Taishin International Bank	USD 320	350,816	—	—
	Sumitomo Mitsui Banking Corporation	USD 100	109,630	—	—
LG Display Shanghai Co., Ltd.	BNP Paribas	USD 125	137,038	USD 14	15,230
LG Display Germany GmbH	Citibank	USD 160	175,408	USD 20	21,926
	BNP Paribas	USD 107	117,304	USD 20	21,926
LG Display America, Inc.	Hongkong & Shanghai Banking Corp.	USD 600	657,780	USD 416	455,733
	Sumitomo Mitsui Banking Corporation	USD 250	274,075	—	—
LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD 90	98,667	—	—
LG Display Guangzhou Trading Co., Ltd.	Industrial and Commercial Bank of China	USD 64	70,163	—	—

		USD 2,348	2,574,113	USD 602	659,073

		USD 2,438	2,762,780	USD 602	659,073

		KRW 90,000		—

12.	Contingent Liabilities and Commitments, Continued

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

Letters of credit

As of September 30, 2016, the Controlling Company has agreements in relation to the opening of letters of credit up to USD 40 million (~~W~~43,852 million) with KEB Hana Bank, USD 80 million (~~W~~87,704 million) with Bank of China and USD 50 million (~~W~~54,815 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Controlling Company obtained payment guarantees for borrowings amounting to USD 200 million (~~W~~219,260 million) from KEB Hana Bank, USD 8.5 million (~~W~~9,319 million) from Shinhan bank for value added tax payments in Poland and USD 75 million (~~W~~82,223 million) from Westchester Fire Insurance Company for ongoing legal proceeding.

LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to JPY 700 million (~~W~~7,586 million), CNY 3,614 million (~~W~~592,588 million), USD 0.5 million (~~W~~548 million), EUR 2.5 million (~~W~~3,076 million) and PLN 0.2 million (~~W~~57 million), respectively, for their local tax payments.

Credit facility

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD 23 million (~~W~~25,215 million) and JPY 8,000 million (~~W~~86,694 million) in total, with Mizuho Corporate Bank and other various banks.

License agreements

As of September 30, 2016, in relation to its LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Pledged Assets

Regarding the secured bank loan amounting to USD 300 million (~~W~~328,488 million) and CNY 1,964 million (~~W~~322,004 million) from China Construction Bank, as of September 30, 2016, the Group provided its property, plant and equipment and others with carrying amount of ~~W~~1,030,432 million as pledged assets.

13.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of September 30, 2016 and December 31, 2015, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2015 to September 30, 2016.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

14.	Related Parties

(a)	Related parties

Related parties as of September 30, 2016 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Subsidiaries of Associates	ADP System Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in note 5.

Related parties other than associates and joint ventures that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Group as of September 30, 2016 and December 31, 2015 are as follows:

Classification	September 30, 2016	December 31, 2015
Subsidiaries of	ADP System Co., Ltd.	ADP System Co., Ltd.
Associates	Shinbo Electric Co., Ltd.	Shinbo Electric Co., Ltd.
	—	AVATEC Electronics Yantai Co., Ltd.
	New Optics USA, Inc.	New Optics USA, Inc.
	NEWOPTIX RS. SA DE CV	—
Entity that has significant influence over the Controlling Company	LG Electronics Inc.	LG Electronics Inc.
Subsidiaries of the	—	Hi Business Logistics Co., Ltd.
entity that has	Hiplaza Co., Ltd.	Hiplaza Co., Ltd.
significant influence	HiEntech Co., Ltd.	HiEntech Co., Ltd.
over the Controlling	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
Company	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.
	Hanuri Co., Ltd.	Hanuri Co., Ltd.
	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	—	LG Innotek USA, Inc.
	LG Electronics Wroclaw Sp. z o.o.	LG Electronics Wroclaw Sp. z o.o.
	LG Electronics Reynosa, S.A. DE C.V.	LG Electronics Reynosa, S.A. DE C.V.
	LG Electronics Thailand Co., Ltd.	LG Electronics Thailand Co., Ltd.
	LG Electronics Taiwan Taipei Co., Ltd.	LG Electronics Taiwan Taipei Co., Ltd.
	LG Electronics Shenyang Inc.	LG Electronics Shenyang Inc.
	LG Electronics RUS, LLC	LG Electronics RUS, LLC
	LG Electronics Nanjing New Technology Co., LTD	LG Electronics Nanjing New Technology Co., LTD

14.	Related Parties, Continued

Classification	September 30, 2016	December 31, 2015
	LG Electronics Mlawa Sp. z o.o.	LG Electronics Mlawa Sp. z o.o.
	LG Electronics Mexicalli, S.A. DE C.V.	LG Electronics Mexicalli, S.A. DE C.V.
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.
	LG Electronics Air-Conditioning (Shandong) Co., Ltd.	LG Electronics Air-Conditioning (Shandong) Co., Ltd.
	LG Electronics Almaty Kazakhstan	LG Electronics Almaty Kazakhstan
	LG Electronics S.A. (Pty) Ltd	LG Electronics S.A. (Pty) Ltd
	—	LG Electronics (Kunshan) Co., Ltd.
	LG Electronics Singapore PTE LTD.	LG Electronics Singapore PTE LTD.
	Inspur LG Digital Mobile Communications Co., Ltd.	Inspur LG Digital Mobile Communications Co., Ltd.
	—	Hi Logistics Europe B.V.
	—	Hi Logistics (China) Co., Ltd.
	LG Electronics Japan, Inc.	LG Electronics Japan, Inc.
	LG Electronics U.S.A., Inc.	LG Electronics U.S.A., Inc.
	LG Electronics Vietnam Haiphong Co., Ltd.	LG Electronics Vietnam Haiphong Co., Ltd.
	P.T. LG Electronics Indonesia	P.T. LG Electronics Indonesia
	Hientech (Tianjin) Co., Ltd.	Hientech (Tianjin) Co., Ltd.
	Hi M Solutek	Hi M Solutek
	LG Electronics Deutschland GmbH	LG Electronics Deutschland GmbH
	LG Electronics Alabama Inc.	—
	LG Innotek Yantai Co., Ltd.	—

(b)	Key management personnel compensation

Compensation costs of key management for the three-month and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2016		2015	2016	2015
Short-term benefits	~~W~~	534	731	2,066	2,228
Expenses related to the defined benefit plan		93	73	804	305

	~~W~~	627	804	2,870	2,533

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

14.	Related Parties, Continued

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month period ended September 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.(*1)	~~W~~	2	1,378	—	—	—	—
Associates and their subsidiaries
New Optics Ltd.	~~W~~	287	—	11,441	—	1,795	80
New Optics USA, Inc.		—	—	—	—	7	—
NEWOPTIX RS. SA DE CV		6	—	—	—	—	—
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		—	—	1,011	5,497	—	316
TLI Inc.		—	—	17,358	—	—	547
AVACO Co., Ltd.(*2)		423	—	20	38	—	6
AVATEC Co., Ltd.		—	—	—	—	17,187	309
Paju Electric Glass Co., Ltd.		—	—	123,396	—	—	1,015
LB Gemini New Growth Fund No. 16		—	—	—	—	—	—
Shinbo Electric Co., Ltd.		7,181	—	86,221	—	792	125
Narenanotech Corporation		—	—	132	2,217	—	155
ADP System Co., Ltd.		—	—	—	3	—	—
YAS Co., Ltd.		—	—	491	43,486	—	645
WooRee E&L Co., Ltd.		—	—	—	—	—	—

	~~W~~	7,897	—	240,070	51,241	19,781	3,198

14.	Related Parties, Continued

(In millions of won)	For the three-month period ended September 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	371,184	—	5,378	182,006	—	11,791
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	23,570	—	—	—	—	13
LG Electronics Vietnam Haiphong Co., Ltd.		40,332	—	—	—	—	44
LG Electronics Nanjing New Technology Co., LTD.		67,600	—	—	—	—	380
LG Electronics RUS, LLC		30,986	—	—	—	—	403
LG Electronics do Brasil Ltda.		35,789	—	—	—	—	164
LG Innotek Co., Ltd.		3,913	—	41,905	—	—	6,456
Qingdao LG Inspur Digital Communication Co., Ltd.		7,494	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		90,083	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V		65,696	—	—	—	—	45
LG Electronics Mlawa Sp. z o.o.		165,932	—	—	—	—	172
LG Electronics Taiwan Taipei Co., Ltd.		2,896	—	—	—	—	14
LG Electronics Wroclaw Sp. Z o.o		17,002	—	—	—	—	7
LG Hitachi Water Solutions Co., Ltd.		301	—	—	66,610	—	—

14.	Related Parties, Continued

(In millions of won)	For the three-month period ended September 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Reynosa, S.A. DE C.V.	~~W~~	304,238	—	—	—	—	547
HiEntech Co., Ltd.		—	—	—	—	—	6,402
Hientech (Tianjin) Co., LTD		—	—	—	—	—	9,756
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		3	—	—	—	—	—
LG Electronics Almaty Kazakhstan		5,124	—	—	—	—	7
LG Electronics S.A. (Pty) Ltd.		7,372	—	—	—	—	8
Others		—	—	—	—	—	746

	~~W~~	868,331	—	41,905	66,610	—	25,164

	~~W~~	1,247,414	1,378	287,353	299,857	19,781	40,153

(*1)	Represents transactions occurred prior to exchange of equity interests. Details of its transactions are described in note 1(b).
(*2)	Represents transactions occurred prior to disposal of the entire investments in AVACO Co., Ltd. (Note 5)

14.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.(*1)	~~W~~	59,388	31,280	—	—	—	543
Associates and their subsidiaries
New Optics Ltd.	~~W~~	287	—	39,463	—	5,650	167
New Optics USA, Inc.		—	—	—	—	509	—
NEWOPTIX RS. SA DE CV		17	—	—	—	—	—
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		44	—	1,317	39,931	—	965
TLI Inc.		—	101	51,565	—	—	2,138
AVACO Co., Ltd.(*2)		—	128	703	31,575	—	1,357
AVATEC Co., Ltd.		—	265	—	—	50,410	948
Paju Electric Glass Co., Ltd.		—	21,030	345,034	—	—	2,466
LB Gemini New Growth Fund No. 16		—	7,598	—	—	—	—
Shinbo Electric Co., Ltd.		33,256	—	265,089	—	2,059	166
Narenanotech Corporation		17	—	369	18,211	—	692
ADP System Co., Ltd.		—	—	—	17	—	—
YAS Co., Ltd.		44	—	1,316	68,492	—	1,184
WooRee E&L Co., Ltd.		—	—	—	—	—	32

	~~W~~	33,665	29,122	704,856	158,226	58,628	10,115

14.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	1,235,505	—	15,629	423,975	—	46,978
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	64,132	—	—	—	—	26
LG Electronics Vietnam Haiphong Co., Ltd.		107,118	—	—	—	—	77
LG Electronics Nanjing New Technology Co., LTD.		158,492	—	—	—	—	1,450
LG Electronics RUS, LLC		70,930	—	—	—	—	2,714
LG Electronics do Brasil Ltda.		96,660	—	—	—	—	3,185
LG Innotek Co., Ltd.		8,484	—	149,914	—	—	22,408
Qingdao LG Inspur Digital Communication Co., Ltd.		39,215	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		302,225	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V		160,996	—	—	—	—	45
LG Electronics Mlawa Sp. z o.o.		381,700	—	—	—	—	431
LG Electronics Taiwan Taipei Co., Ltd.		7,154	—	—	—	—	20
LG Electronics Wroclaw Sp. Z o.o		249,846	—	—	—	—	32
LG Hitachi Water Solutions Co., Ltd.		—	—	—	92,939	—	3,677
LG Electronics Reynosa, S.A. DE C.V.		776,157	—	—	—	—	1,295

14.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
HiEntech Co., Ltd.	~~W~~	—	—	—	—	—	18,954
Hientech (Tianjin) Co., LTD		—	—	—	—	—	24,639
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	—	—	—	4,107
LG Electronics Almaty Kazakhstan		11,438	—	—	—	—	7
LG Electronics S.A. (Pty) Ltd.		15,142	—	—	—	—	24
Others		2,312	—	—	—	—	2,408

	~~W~~	2,452,001	—	149,914	92,939	—	85,499

	~~W~~	3,780,559	60,402	870,399	675,140	58,628	143,135

(*1)	Represents transactions occurred prior to exchange of equity interests. Details of its transactions are described in note 1(b).
(*2)	Represents transactions occurred prior to disposal of the entire investments in AVACO Co., Ltd. (Note 5)

14.	Related Parties, Continued

(In millions of won)	For the three-month period ended September 30, 2015
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	27,077	—	—	—	—	—
Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	14,788	—	1,578	73
New Optics USA, Inc.		—	—	—	—	5,678	—
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		2	—	8	11,611	—	54
TLI Inc.		—	—	23,730	—	—	271
AVACO Co., Ltd.		—	—	252	15,729	—	1,578
AVATEC Co., Ltd.		—	—	—	—	17,953	595
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	—	11
Paju Electric Glass Co., Ltd.		—	—	110,605	—	—	916
Shinbo Electric Co., Ltd.		62,962	—	124,368	—	27,748	15
Narenanotech Corporation		1	—	215	5,748	—	119
Glonix Co., Ltd.		2	—	—	—	—	63
ADP System Co., Ltd.		—	—	259	612	—	178
YAS Co., Ltd.		2	—	226	4,749	—	166
LB Gemini New Growth Fund No. 16		—	760	—	—	—	—

	~~W~~	62,969	760	274,451	38,449	52,957	4,039

14.	Related Parties, Continued

(In millions of won)	For the three-month period ended September 30, 2015
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	415,888	—	4,437	63,956	—	30,399
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	51,447	—	—	—	—	47
LG Electronics Vietnam Haiphong Co Ltd.		21,778	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		—	—	—	—	—	22
LG Electronics Nanjing Display Co., Ltd.		43,324	—	—	—	—	1,387
LG Electronics RUS, LLC		50,971	—	—	—	—	—
LG Electronics do Brasil Ltda.		39,302	—	—	—	—	212
LG Innotek Co., Ltd.		1,613	—	68,786	—	—	23,553
Qingdao LG Inspur Digital Communication Co., Ltd.		48,619	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		78,298	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V		39,505	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		88,433	—	—	—	—	136
LG Electronics Shenyang Inc.		28,913	—	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd		2,326	—	—	—	—	—
LG Electronics Wroclaw Sp. z o.o		101,597	—	—	—	—	9

14.	Related Parties, Continued

(In millions of won)	For the three-month period ended September 30, 2015
			Dividend income	Purchase and others
	Sales and others			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Hitachi Water Solutions Co., Ltd.	~~W~~	—	—	—	19,530	—	1,222
LG Electronics Reynosa, S.A. DE C.V.		344,212	—	—	—	—	—
HiEntech Co., Ltd.		—	—	—	—	—	6,164
Hi Business Logistics Co., Ltd.		11	—	—	—	—	7,089
Hi Logistics (China) Co., Ltd.		—	—	—	—	—	4,255
Hientech (Tianjin) Co., LTD		—	—	—	—	—	6,681
Others		3,086	—	—	—	—	1,374

	~~W~~	943,435	—	68,786	19,530	—	52,151

	~~W~~	1,449,369	760	347,674	121,935	52,957	86,589

14.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2015
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	123,291	—	—	—	—	—
Associates and their subsidiaries
New Optics Ltd.	~~W~~	1	—	35,996	—	4,557	376
New Optics USA, Inc.		—	—	—	—	26,583	—
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		2	—	33	35,288	—	54
TLI Inc.		—	101	61,984	—	—	530
AVACO Co., Ltd.		—	128	1,040	58,906	—	3,994
AVATEC Co., Ltd.		—	530	278	—	32,693	1,282
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	—	759
Paju Electric Glass Co., Ltd.		—	24,058	326,290	—	—	1,987
Shinbo Electric Co., Ltd.		243,778	—	371,007	—	73,197	68
Narenanotech Corporation		1	—	419	12,188	—	526
Glonix Co., Ltd.		2	—	4,192	—	—	98
ADP System Co., Ltd.		—	—	1,935	2,561	—	438
YAS Co., Ltd.		2	—	411	15,882	—	529
LB Gemini New Growth Fund No. 16		—	760	—	—	—	—

	~~W~~	243,786	25,577	803,585	124,825	137,030	10,641

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	1,367,500	—	36,386	206,611	—	115,098

14.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2015
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	130,491	—	—	—	—	86
LG Electronics Vietnam Haiphong Co Ltd.		70,241	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		12,902	—	—	—	—	182
LG Electronics Nanjing Display Co., Ltd.		145,830	—	—	—	—	1,992
LG Electronics RUS, LLC		140,284	—	—	—	—	92
LG Electronics do Brasil Ltda.		282,185	—	—	—	—	511
LG Electronics (Kunshan) Computer Co., Ltd		9,282	—	—	—	—	—
LG Innotek Co., Ltd.		4,017	—	228,695	—	—	34,828
Qingdao LG Inspur Digital Communication Co., Ltd.		210,756	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		181,569	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V.		134,208	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		356,125	—	—	—	—	426
LG Electronics Shenyang Inc.		90,922	—	—	—	—	4
LG Electronics Taiwan Taipei Co., Ltd		10,936	—	—	—	—	—
LG Electronics Wroclaw Sp. z o.o		355,716	—	—	—	—	38
LG Hitachi Water Solutions Co., Ltd.		—	—	—	36,947	—	1,603
LG Electronics Reynosa, S.A. DE C.V.		740,707	—	—	—	—	8
HiEntech Co., Ltd.		—	—	—	—	—	18,989

14.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2015
			Dividend income	Purchase and others
	Sales and others			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Hi Business Logistics Co., Ltd.	~~W~~	31	—	—	—	—	22,302
Hi Logistics (China) Co., Ltd.		—	—	—	—	—	6,271
Hientech (Tianjin) Co., LTD		—	—	—	—	—	10,427
Others		3,099	—	1	—	—	3,810

	~~W~~	2,879,301	—	228,696	36,947	—	101,569

	~~W~~	4,613,878	25,577	1,068,667	368,383	137,030	227,308

14.	Related Parties, Continued

(d)	Trade accounts and notes receivable and payable as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	September 30, 2016		December 31, 2015	September 30, 2016	December 31, 2015
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	—	14,657	—	182
Associates and their subsidiaries
New Optics Ltd.	~~W~~	1,000	—	9,639	8,584
New Optics USA, Inc.		—	—	27	5,313
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		1,000	956	6,157	6,349
TLI Inc.		—	—	12,063	15,232
AVACO Co., Ltd.		—	—	—	20,064
AVATEC Co., Ltd.		—	—	7,587	5,493
Paju Electric Glass Co., Ltd.		—	—	81,278	68,066
Shinbo Electric Co., Ltd.		9,470	73,549	65,523	71,231
Narenanotech Corporation		300	283	1,701	2,242
ADP System Co., Ltd.		—	—	—	615
YAS Co., Ltd.		1,000	956	11,495	5,248
WooRee E&L Co., Ltd.		—	—	—	—

	~~W~~	12,770	75,744	195,470	208,437

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	380,063	407,498	246,658	118,073

14.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	September 30, 2016		December 31, 2015	September 30, 2016	December 31, 2015
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	18,127	12,736	3	—
LG Electronics do Brasil Ltda.		21,804	5,835	33	—
LG Electronics RUS, LLC		27,955	43,342	41	—
LG Innotek Co., Ltd.		1,480	311	52,024	76,240
Qingdao LG Inspur Digital Communication Co., Ltd.		6,839	30,038	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		89,634	107,450	—	—
LG Electronics Mexicalli, S.A. DE C.V.		41,834	14,626	—	—
LG Electronics Mlawa Sp. z o.o.		90,268	69,879	70	—
LG Electronics Nanjing New Technology Co., LTD		1,252	847	9	—
LG Electronics Taiwan Taipei Co., Ltd.		50,328	25,195	126	87
LG Electronics Reynosa, S.A. DE C.V.		204,092	120,940	72	—
LG Electronics Wroclaw Sp. z o.o.		18,102	126,898	3	4
LG Hitachi Water Solutions Co., Ltd.		—	—	81,802	13,811
HiEntech Co., Ltd.		—	—	4,014	3,695
LG Electronics Vietnam Haiphong Co., Ltd.		27,751	20,296	—	—
LG Electronics Almaty Kazakhstan		4,912	1,532	—	—
LG Electronics S.A (Pty) Ltd.		7,443	1,406	—	—
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	703	2,245
Hientech (Tianjin) Co., LTD		—	—	6,897	966
Others		548	15,692	623	484

	~~W~~	612,369	597,023	146,420	97,532

	~~W~~	1,005,202	1,094,922	588,548	424,224

14.	Related Parties, Continued

(e)	Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the nine-month periods ended September 30,
	2016			2015
Associates	Loans(*)		Collection of loans	Loans(*)	Collection of loans
New Optics Ltd.	~~W~~	1,000	—	—	—
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		—	—	1,000	—
Narenanotech Corporation		—	—	300	—
Glonix Co., Ltd.		—	—	1,000	—
YAS Co., Ltd.		—	—	1,000	—

	~~W~~	1,000	—	3,300	—

(*)	Loans are presented based on nominal prices.

15.	Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the three-month and nine-month periods ended September 30, 2016 and 2015.

(a)	Revenue by geography

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
Region	2016		2015	2016	2015
Domestic	~~W~~	435,018	514,612	1,425,064	1,757,953
Foreign
China		4,717,986	4,894,882	12,733,440	13,933,006
Asia (excluding China)		477,990	656,840	1,558,662	2,059,438
United States		606,738	551,295	1,485,808	1,527,661
Europe (excluding Poland)		281,774	302,341	648,331	796,570
Poland		204,269	238,231	716,813	813,507

Sub total	~~W~~	6,288,757	6,643,589	17,143,054	19,130,182

Total	~~W~~	6,723,775	7,158,201	18,568,118	20,888,135

Sales to Company A and Company B amount to ~~W~~6,114,130 million and ~~W~~4,247,605 million, respectively, for the nine-month period ended September 30, 2016 (nine-month period ended September 30, 2015: ~~W~~6,751,793 million and ~~W~~5,116,345 million). The Group’s top ten end-brand customers together accounted for 81% of sales for the nine-month period ended September 30, 2016 (nine-month period ended September 30, 2015: 81%).

(b)	Non-current assets by geography

(In millions of won)	September 30, 2016			December 31, 2015
Region	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	8,337,569	646,742	7,719,079	607,402
Foreign
China		2,925,417	20,996	2,728,047	19,946
Others		123,371	183,852	98,894	211,382

Sub total	~~W~~	3,048,788	204,848	2,826,941	231,328

Total	~~W~~	11,386,357	851,590	10,546,020	838,730

15.	Geographic and Other Information, Continued

(c)	Revenue by product

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
Product	2016		2015	2016	2015
Panels for:
Televisions	~~W~~	2,595,755	2,785,586	7,111,441	8,353,567
Desktop monitors		1,080,550	1,146,060	2,925,806	3,410,606
Tablet products		611,282	735,632	2,022,838	1,734,954
Notebook computers		623,805	602,042	1,687,761	1,851,683
Mobile and others		1,812,383	1,888,881	4,820,272	5,537,325

	~~W~~	6,723,775	7,158,201	18,568,118	20,888,135

16.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2016		2015	2016	2015
Changes in inventories	~~W~~	(38,877)	(297,695)	(140,286)	(122,365)
Purchases of raw materials, merchandise and others		3,780,682	4,077,443	10,205,881	10,680,494
Depreciation and amortization		700,345	845,028	2,301,625	2,554,559
Outsourcing fees		195,384	303,434	596,196	820,867
Labor costs		762,574	781,331	2,298,548	2,279,630
Supplies and others		247,733	279,562	733,883	782,738
Utility		221,814	220,062	629,540	627,375
Fees and commissions		159,999	151,982	467,642	426,125
Shipping costs		56,264	61,260	159,282	171,185
Advertising		16,683	93,893	44,519	191,280
Warranty expenses		34,065	36,465	109,258	96,740
Taxes and dues		18,674	18,391	56,422	60,986
Travel		17,623	19,034	54,061	52,213
Others		253,055	238,940	691,021	836,592

	~~W~~	6,426,018	6,829,130	18,207,592	19,458,419

(*)	Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign currency loss.

17.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2016		2015	2016	2015
Salaries	~~W~~	72,692	68,259	212,791	200,235
Expenses related to defined benefit plans		7,504	6,715	22,432	20,364
Other employee benefits		23,307	26,829	64,290	63,252
Shipping costs		47,761	53,452	134,231	148,149
Fees and commissions		45,467	46,249	141,029	144,346
Depreciation		31,253	30,793	98,236	85,976
Taxes and dues		7,881	7,268	22,469	26,057
Advertising		16,683	93,893	44,519	191,280
Warranty expenses		34,065	36,465	109,258	96,740
Rent		6,294	6,326	19,043	17,848
Insurance		3,362	3,029	8,234	7,960
Travel		5,230	6,232	17,171	17,799
Training		3,296	4,083	11,762	11,469
Others		13,181	13,417	37,413	42,293

	~~W~~	317,976	403,010	942,878	1,073,768

18.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2016		2015	2016	2015
Foreign currency gain	~~W~~	211,730	412,216	826,063	900,471
Gain on disposal of property, plant and equipment		711	1,445	7,662	10,242
Reversal of impairment loss on intangible assets		—	105	—	80
Rental income		1,023	1,099	3,711	3,336
Others		18,066	16,052	23,512	23,400

	~~W~~	231,530	430,917	860,948	937,529

(b)	Details of other non-operating expenses for the three-month and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2016		2015	2016	2015
Foreign currency loss	~~W~~	309,939	408,568	948,627	843,134
Loss on disposal of property, plant and equipment		634	9	3,122	146
Loss on disposal of intangible assets		—	15	20	26
Impairment loss on intangible assets		40	—	125	239
Donations		12,550	1,371	17,387	8,162
Expenses related to legal proceedings or claims and others		12,182	2,472	25,895	126,657

	~~W~~	335,345	412,435	995,176	978,364

19.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit and loss for the three-month and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2016		2015	2016	2015
Finance income
Interest income	~~W~~	10,188	15,304	30,650	43,759
Foreign currency gain		73,004	25,128	122,710	42,844
Gain on disposal of investments in equity accounted investees		8,303	445	8,303	22,781
Gain on transaction of derivatives		1,271	—	3,811	—

	~~W~~	92,766	40,877	165,474	109,384

Finance costs
Interest expense	~~W~~	28,367	32,983	89,151	96,342
Foreign currency loss		16,428	92,350	71,976	136,070
Loss on disposal of investments in equity accounted investees		260	—	5,622	481
Loss on impairment of investments in equity accounted investees		—	—	6,137	—
Loss on sale of trade accounts and notes receivable		719	1,556	2,717	4,199
Loss on transaction of derivatives		1,382	—	3,762	—
Loss on valuation of derivatives		13,338	—	12,715	—

	~~W~~	60,494	126,889	192,080	237,092

(b)	Finance income and costs recognized in other comprehensive income or loss for the three-month and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2016		2015	2016	2015
Net change in fair value of available-for-sale financial assets	~~W~~	—	15	(77)	45
Tax effect		—	(4)	19	(11)

Finance income (costs) recognized in other comprehensive income or loss after tax	~~W~~	—	11	(58)	34

20.	Income Taxes

(a)	Details of income tax expense for the three-month and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2016		2015	2016	2015
Current tax expense	~~W~~	51,205	108,370	134,572	277,132
Deferred tax expense (benefit)		7,692	(34,452)	10,321	89,159

Income tax expense	~~W~~	58,897	73,918	144,893	366,291

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Group’s estimated future taxable income.

Deferred tax assets and liabilities as of September 30, 2016 and December 31, 2015 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	September 30, 2016		December 31, 2015	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015
Other accounts receivable, net	~~W~~	—	—	(1,312)	(2,388)	(1,312)	(2,388)
Inventories, net		36,918	46,449	—	—	36,918	46,449
Available-for-sale financial assets		—	—	—	(19)	—	(19)
Defined benefit liabilities, net		72,217	58,962	—	—	72,217	58,962
Investments in equity accounted investees and subsidiaries		24,807	9,121	—	—	24,807	9,121
Accrued expenses		111,808	122,002	—	—	111,808	122,002
Property, plant and equipment		295,470	271,252	—	—	295,470	271,252
Intangible assets		592	817	(29,722)	(34,663)	(29,130)	(33,846)
Provisions		14,211	14,152	—	—	14,211	14,152
Gain or loss on foreign currency translation, net		11	11	—	—	11	11
Others		15,929	25,253	—	—	15,929	25,253
Tax credit carryforwards		328,441	385,017	—	—	328,441	385,017
Tax losses carryforwards		17,218	—	—	—	17,218	—

Deferred tax assets (liabilities)	~~W~~	917,622	933,036	(31,034)	(37,070)	886,588	895,966

Statutory tax rate applicable to the Controlling Company is 24.2% for the nine-month period ended September 30, 2016. Meanwhile, effective tax rate for the nine-month period ended September 30, 2016 differs from statutory tax rate primarily due to change of the probability of realizing deferred tax assets including Tax credit carryforwards.

21.	Earnings Per Share

(a)	Basic earnings per share for the three-month and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In won and number of shares)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2016		2015	2016	2015
Profit for the period	~~W~~	177,824,586,727	189,167,502,128	108,675,894,795	982,387,546,657
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings per share	~~W~~	497	529	304	2,746

For the three-month and nine-month periods ended September 30, 2016 and 2015, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share.

(b)	Diluted earnings per share for the nine-month periods ended September 30, 2016 and 2015 are not calculated since there was no potential common stock.

22.	Business Combinations

In July 2016, Suzhou Raken Technology Co., Ltd., a joint venture of the Controlling Company and AmTRAN Technology Co., Ltd. (“AmTRAN”), split into Suzhou Raken Technology Co., Ltd. and Suzhou Lehui Display Co., Ltd. The Controlling Company acquired 100% equity interest in Suzhou Lehui Display Co., Ltd. and AmTRAN acquired 100% equity interest in Suzhou Raken Technology Co., Ltd., respectively, by exchanging equity interests.

The fair value of the consideration transferred, assets acquired and liabilities assumed are as follows:

(In millions of won)	Amount
Consideration transferred	~~W~~	123,838
Identifiable assets acquired and the liabilities assumed:
Trade accounts and notes receivable		73,653
Inventories		41,804
Other current assets		77,950
Property, plant and equipment		17,789
Other non-current assets		4,969
Trade accounts and notes payable		(89,493)
Non-current liabilities		(7,457)
Identifiable net asset		119,215
Goodwill (*1)		4,623

(*1)	Goodwill amounting to ~~W~~4,623 million arose from specialized knowledge and experience.

22.	Business Combinations, Continued

The Controlling Company recognized ~~W~~4,013 million for the difference between the carrying amount and the fair value as finance income in the consolidated statements of comprehensive income for the nine-month period ended September 30, 2016 regarding the previously held 51% ownership in Suzhou Raken Technology Co., Ltd.

The revenue and profit or loss of the Group for the current reporting period, as though the acquisition date for the business combination occurred during the nine-month period ended September 30, 2016 had been as of the beginning of the annual reporting period, were not disclosed as they are not estimated reliably since the revenue and profit or loss of Suzhou Lehui Display Co., Ltd. from the beginning of the annual reporting period to acquisition date are not reported separately.

The fair value of property, plant and equipment and others transferred have been provisionally recorded and subject to change since the independent valuation process of the property, plant and equipment and others have not been completed as of September 30, 2016.

23.	Subsequent Event

The Controlling Company issued the following public debentures on October 12, 2016:

(In millions of won)
Issue date	Maturity date	Interest rate	Face amount
October 12, 2016	October 14, 2019	1.802%	~~W~~	100,000
October 12, 2016	October 12, 2021	1.949%		200,000

			~~W~~	300,000

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2016 and 2015

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of LG Display Co., Ltd. (the “Company”) which comprise the condensed separate interim statement of financial position as of September 30, 2016, the condensed separate interim statements of comprehensive income (loss) for each of the three-month and nine-month periods ended September 30, 2016 and 2015, and statements of changes in equity and cash flows for the nine-month periods ended September 30, 2016 and 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

We audited the separate statement of financial position as of December 31, 2015, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated February 19, 2016, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2015, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

November 4, 2016

This report is effective as of November 4, 2016, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Financial Position

(Unaudited)

As of September 30, 2016 and December 31, 2015

(In millions of won)	Note	September 30, 2016		December 31, 2015
Assets
Cash and cash equivalents	9	~~W~~	156,844	108,044
Deposits in banks	9		1,073,500	1,432,102
Trade accounts and notes receivable, net	9, 12, 14		4,322,774	4,219,941
Other accounts receivable, net	9		64,147	499,882
Other current financial assets	9		7,364	3,609
Inventories	4		1,907,964	1,850,213
Prepaid income taxes			4,028	—
Other current assets			198,742	132,539

Total current assets			7,735,363	8,246,330
Deposits in banks	9		13	13
Investments	5		2,678,832	2,543,205
Other non-current financial assets	9		51,685	41,518
Property, plant and equipment, net	6		8,337,350	7,719,022
Intangible assets, net	7		646,741	607,398
Deferred tax assets	19		730,214	771,506
Other non-current assets			301,141	281,701

Total non-current assets			12,745,976	11,964,363

Total assets		~~W~~	20,481,339	20,210,693

Liabilities
Trade accounts and notes payable	9, 14	~~W~~	2,839,494	3,149,383
Current financial liabilities	9, 10		974,972	1,416,112
Other accounts payable	9, 14		1,655,365	1,179,010
Accrued expenses			511,411	603,003
Income tax payable			—	1,013
Provisions	12		82,326	108,545
Advances received			16,660	11,143
Other current liabilities			30,655	37,770

Total current liabilities			6,110,883	6,505,979
Non-current financial liabilities	9, 10		2,819,256	1,953,549
Non-current provisions			9,834	11,817
Defined benefit liabilities, net	11		402,840	353,223
Other non-current liabilities			66,998	56,542

Total non-current liabilities			3,298,928	2,375,131

Total liabilities			9,409,811	8,881,110

Equity
Share capital	13		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			7,031,336	7,289,333
Reserves	13		—	58

Total equity			11,071,528	11,329,583

Total liabilities and equity		~~W~~	20,481,339	20,210,693

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income

(Unaudited)

For the three-month and nine-month periods ended September 30, 2016 and 2015

(In millions of won, except earnings per share)	Note	For the three-month period ended September 30			For the nine-month period ended September 30
		2016		2015	2016		2015
Revenue	14	~~W~~	6,222,819	6,623,614	~~W~~	17,166,281	19,028,734
Cost of sales	4,14,15		(5,545,288)	(5,877,487)		(15,768,670)	(16,473,609)

Gross profit			677,531	746,127		1,397,611	2,555,125
Selling expenses	16		(93,563)	(178,005)		(281,412)	(434,556)
Administrative expenses	16		(104,597)	(107,923)		(321,334)	(322,963)
Research and development expenses			(293,216)	(308,305)		(816,447)	(902,532)

Operating profit (loss)			186,155	151,894		(21,582)	895,074

Finance income	18		90,112	13,932		197,943	84,168
Finance costs	18		(46,057)	(71,716)		(108,714)	(141,184)
Other non-operating income	17		195,130	297,627		691,458	678,550
Other non-operating expenses	17		(285,545)	(270,970)		(781,117)	(727,331)

Profit (loss) before income tax			139,795	120,767		(22,012)	789,277
Income tax expense	19		23,295	36,215		54,184	201,448

Profit (loss) for the period			116,500	84,552		(76,196)	587,829

Other comprehensive loss
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	11		(1,033)	(684)		(3,817)	(3,023)
Related income tax			250	166		924	732

			(783)	(518)		(2,893)	(2,291)
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	18		—	15		(77)	45
Related income tax			—	(4)		19	(11)

			—	11		(58)	34
Other comprehensive loss for the period, net of income tax			(783)	(507)		(2,951)	(2,257)

Total comprehensive income (loss) for the period		~~W~~	115,717	84,045	~~W~~	(79,147)	585,572

Earnings (loss) per share (In Won)
Basic earnings (loss) per share	20	~~W~~	326	236	~~W~~	(213)	1,643

Diluted earnings (loss) per share	20	~~W~~	326	236	~~W~~	(213)	1,643

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the nine-month periods ended September 30, 2016 and 2015

	Share		Share	Retained		Total
(In millions of won)	capital		premium	earnings	Reserves	equity
Balances at January 1, 2015	~~W~~	1,789,079	2,251,113	6,583,607	276	10,624,075

Total comprehensive income for the period
Profit for the period		—	—	587,829	—	587,829
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	34	34
Remeasurements of net defined benefit liabilities, net of tax		—	—	(2,291)	—	(2,291)

Total other comprehensive income (loss)		—	—	(2,291)	34	(2,257)

Total comprehensive income for the period	~~W~~	—	—	585,538	34	585,572

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)

Balances at September 30, 2015	~~W~~	1,789,079	2,251,113	6,990,237	310	11,030,739

Balances at January 1, 2016	~~W~~	1,789,079	2,251,113	7,289,333	58	11,329,583

Total comprehensive income for the period
Loss for the period		—	—	(76,196)	—	(76,196)
Other comprehensive loss
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	(58)	(58)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(2,893)	—	(2,893)

Total other comprehensive loss		—	—	(2,893)	(58)	(2,951)

Total comprehensive loss for the period	~~W~~	—	—	(79,089)	(58)	(79,147)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)

Balances at September 30, 2016	~~W~~	1,789,079	2,251,113	7,031,336	—	11,071,528

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the nine-month periods ended September 30, 2016 and 2015

(In millions of won)	Note	2016		2015
Cash flows from operating activities:
Profit (loss) for the period		~~W~~	(76,196)	587,829
Adjustments for:
Income tax expense	19		54,184	201,448
Depreciation	15		1,470,545	1,792,776
Amortization of intangible assets	15		244,291	288,893
Gain on foreign currency translation			(52,217)	(59,510)
Loss on foreign currency translation			75,324	56,417
Expenses related to defined benefit plans	11		165,587	149,074
Gain on disposal of property, plant and equipment			(39,146)	(25,116)
Loss on disposal of property, plant and equipment			2,394	133
Gain on disposal of intangible assets			(900)	—
Loss on disposal of intangible assets			20	15
Impairment loss on intangible assets			125	239
Reversal of impairment loss on intangible assets			—	(80)
Finance income			(196,769)	(77,930)
Finance costs			85,507	131,787
Other income			(15,546)	(45)
Other expenses			104,735	192,249

			1,898,134	2,650,350
Change in trade accounts and notes receivable			(173,445)	(843,210)
Change in other accounts receivable			2,400	22,147
Change in other current assets			(33,370)	10,917
Change in inventories			(57,751)	(228,151)
Change in other non-current assets			(68,993)	(63,925)
Change in trade accounts and notes payable			(268,163)	(227,147)
Change in other accounts payable			(41,517)	(369,652)
Change in accrued expenses			(92,516)	90,792
Change in other current liabilities			(1,459)	18,872
Change in other non-current liabilities			14,115	368
Change in provisions			(77,769)	(77,917)
Change in defined benefit liabilities, net			(119,789)	(146,048)

			(918,257)	(1,812,954)
Cash generated from operating activities			903,681	1,425,225
Income taxes paid			(38,725)	(187,637)
Interests received			26,047	32,626
Interests paid			(73,675)	(85,294)

Net cash provided by operating activities		~~W~~	817,328	1,184,920

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

(Unaudited)

For the nine-month periods ended September 30, 2016 and 2015

(In millions of won)	2016		2015
Cash flows from investing activities:
Dividends received	~~W~~	514,109	330,006
Proceeds from withdrawal of deposits in banks		2,080,602	1,725,172
Increase in deposits in banks		(1,722,000)	(1,603,252)
Acquisition of investments		(147,878)	(287,024)
Proceeds from disposal of investments		22,286	24,865
Acquisition of property, plant and equipment		(1,578,478)	(1,151,380)
Proceeds from disposal of property, plant and equipment		72,686	237,502
Acquisition of intangible assets		(308,664)	(203,479)
Proceeds from disposal of intangible assets		1,056	—
Government grants received		730	2,511
Proceeds from settlement of derivatives		(36)	—
Proceeds from collection of short-term loans		4,650	—
Increase in long-term loans		(21,030)	(16,516)
Increase in deposits		(180)	(826)
Decrease in deposits		913	535
Acquisition of available-for-sale financial assets		—	(17)
Proceeds from disposal of available-for-sale financial assets		419	92
Acquisition of financial assets at fair value through profit or loss		(1,500)	—

Net cash used in investing activities		(1,082,315)	(941,811)

Cash flows from financing activities:
Proceeds from short-term borrowings		107,345	—
Repayments of short-term borrowings		—	(219,839)
Proceeds from issuance of debentures		298,784	298,778
Proceeds from long-term debt		919,505	253,869
Repayments of current portion of long-term debt and debentures		(832,939)	(334,360)
Dividends paid		(178,908)	(178,908)

Net cash provided by (used in) financing activities		313,787	(180,460)

Net increase in cash and cash equivalents		48,800	62,649
Cash and cash equivalents at January 1		108,044	100,558

Cash and cash equivalents at September 30	~~W~~	156,844	163,207

See accompanying notes to the condensed separate interim financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of September 30, 2016, the Company is operating TFT-LCD and OLED panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Poland. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of September 30, 2016, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of September 30, 2016, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of September 30, 2016, there are 28,464,390 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the financial statements of the Company as of and for the year ended December 31, 2015.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	Derivative instruments, financial assets at fair value through profit or loss and available-for-sale financial assets measured at fair value, and

•	liabilities for defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its financial statements as of and for the year ended December 31, 2015.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the financial statements as of and for the year ended December 31, 2015, except for the application of K-IFRS No. 1034, Interim Financial Reporting, and the amended accounting standards explained below:

(a)	Changes in Accounting Policies

(i)	K-IFRS No. 1027, Separate Financial Statements

From January 1, 2016, the company adopts the amendment to K-IFRS No. 1027, Separate Financial Statements. Amendment to K-IFRS No. 1027, Separate Financial Statements, introduces equity accounting as a third option in the entity’s separate financial statements, in addition to the existing cost and fair value options. There is no impact of applying this amendment on the condensed separate interim financial statements.

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

(ii)	K-IFRS No. 1001, Presentation of Financial Statements

The Company has applied the amendment to K-IFRS No. 1001, Presentation of Financial Statements, effective January 1, 2016. The amendment clarifies that the disclosed line items can be omitted, added,

or aggregated based on materiality. In addition, the amendment clarifies that the share in the other comprehensive income of associates and joint ventures should be presented separately in the financial statements based on whether they will or will not subsequently be reclassified to profit or loss. Also, additional requirements for disclosures in the notes and others are provided. There is no significant impact of applying this amendment on the condensed separate interim financial statements.

(b)	New Standards and Amendments Not Yet Adopted

(i)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109. Financial Instruments, provides revised guidance on the classification and measurement of financial instruments and replaces incurred loss model with expected credit losses model for calculating impairment on financial assets. K-IFRS No. 1109 also includes new general hedge accounting requirements including hedged items, hedging instruments and risk being hedged in order to expand applicable risk management strategies being utilized. K-IFRS No. 1109 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1109 has not been early adopted in preparing this condensed separate interim financial statements.

(ii)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from Contracts with Customers, establishes a single new revenue recognition standard for contracts with customers and introduces a five-step model for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaces risk-and-reward based model with control-based model. K-IFRS No. 1115 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1115 has not been early adopted in preparing this condensed separate interim financial statements.

Management is currently assessing the potential impact on its separate financial statements resulting from the application of new standards.

4.	Inventories

Inventories as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)	September 30, 2016		December 31, 2015
Finished goods	~~W~~	605,983	542,404
Work-in-process		673,173	685,024
Raw materials		388,980	358,937
Supplies		239,828	263,848

	~~W~~	1,907,964	1,850,213

For the nine-month periods ended September 30, 2016 and 2015, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales is as follows:

(In millions of won)	2016		2015
Inventories recognized as cost of sales	~~W~~	15,768,670	16,473,609
Including: inventory write-downs		312,229	353,398
Including: reversal and usage of inventory write-downs		(342,623)	(299,948)

5.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			September 30, 2016			December 31, 2015
Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell Display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Ratingen, Germany	Sell Display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell Display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell Display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture Display products	100%		579,747	100%		579,747
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell Display products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o.	Wroclaw, Poland	Manufacture Display products	100%		194,992	100%		194,992
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture Display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell Display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell Display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture and sell LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture Display products	100%		169,195	100%		169,195
LG Display U.S.A., Inc.(*1)	McAllen, U.S.A.	Manufacture and sell Display products	—		—	100%		228
Nanumnuri Co., Ltd.	Gumi, South Korea	Janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou, China	Manufacture and sell Display products	52%		723,086	52%		723,086

5.	Investments, Continued

(In millions of won)			September 30, 2016			December 31, 2015
Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book value
Unified Innovative Technology LLC	Wilmington, U.S.A.	Manage intellectual property	100%	~~W~~	9,489	100%	~~W~~	9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell Display products	100%		218	100%		218
Global OLED Technology LLC	Herndon, U.S.A.	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.(*2)	Haiphong Vietnam	Manufacture Display Products	100%		117,378	—		—
Suzhou Lehui Display Co., Ltd(*3)	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		120,964	—		—
Money Market Trust(*4)	Seoul, South Korea	Money market trust	100%		30,500	—		—

				~~W~~	2,535,285		~~W~~	2,266,671

(*1)	In 2015, LG Display U.S.A., Inc. (“LGDUH”) initiated voluntary liquidation and as of September 30, 2016, LGDUH completed liquidation. In March 2016, the Company received ~~W~~380 million and recognized ~~W~~152 million for the difference between the collection amount and the carrying amount as finance income.
(*2)	In May 2016, the Company established LG Display Vietnam Haiphong Co. Ltd. to manufacture Display products.
(*3)	In July 2016, Suzhou Raken Technology Co., Ltd., a joint venture of the Company and AmTRAN Technology Co., Ltd. (“AmTRAN”), split into Suzhou Raken Technology Co., Ltd. and Suzhou Lehui Display Co., Ltd. The Company acquired 100% equity interest in Suzhou Lehui Display Co., Ltd. and AmTRAN acquired 100% equity interest in Suzhou Raken Technology Co., Ltd., respectively, by exchanging equity interests.
(*4)	During the nine-month period ended September 30, 2016, the Company acquired and disposed ~~W~~171,400 million and ~~W~~140,900 million of Money Market Trust, respectively.

5.	Investments, Continued

(b)	Investments in joint ventures and associates consist of the following:

(In millions of won)
			September 30, 2016			December 31, 2015
Associates and Joint Ventures	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book value
Suzhou Raken Technology Co., Ltd.(*1)	Suzhou, China	Manufacture and sell LCD modules and LCD TV sets	—	~~W~~	—	51%	~~W~~	120,184
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture electric glass for FPDs	40%		45,089	40%		45,089
TLI Inc.(*2)	Seongnam, South Korea	Manufacture and sell semiconductor parts for FPDs	10%		6,961	10%		6,961
AVACO Co., Ltd.(*3)	Daegu, South Korea	Manufacture and sell equipment for FPDs	—		—	16%		6,021
New Optics Ltd.	Yangju, South Korea	Manufacture back light parts for TFT-LCDs	46%		14,221	46%		14,221
INVENIA Co., Ltd. (Formerly, LIG INVENIA Co., Ltd.)	Seongnam, South Korea	Develop and manufacture equipment for FPDs	13%		6,330	13%		6,330
WooRee E&L Co., Ltd. (*4)	Ansan, South Korea	Manufacture LED back light unit packages	14%		10,268	21%		11,900
LB Gemini New Growth Fund No.16 (*5)	Seoul, South Korea	Invest in small and middle sized companies and benefit from M&A opportunities	31%		2,510	31%		7,660
Can Yang Investments Limited	Hong Kong	Develop, manufacture and sell LED parts	9%		7,568	9%		7,568
YAS Co., Ltd.(*6)	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	18%		10,000	19%		10,000
Narenanotech Corporation	Yongin, South Korea	Manufacture and sell FPD manufacturing equipment	23%		30,000	23%		30,000
AVATEC Co., Ltd. (*7)	Daegu, South Korea	Process and sell glass for FPDs	17%		10,600	16%		10,600
Arctic Sentinel, Inc. (Formerly, Fuhu, Inc.)	Los Angeles U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—

				~~W~~	143,547		~~W~~	276,534

5.	Investments, Continued

(*1)	In July 2016, Suzhou Raken Technology Co., Ltd., a joint venture of the Company and AmTRAN Technology Co., Ltd. (“AmTRAN”), split into Suzhou Raken Technology Co., Ltd. and Suzhou Lehui Display Co., Ltd. As a result of exchange of equity interest, the Company currently do not hold interests in Suzhou Raken Technology Co., Ltd.
(*2)	In 2016, the Company’s ownership percentage in TLI Inc. decreased from 10.26% to 10.22% due to the shares issued in relation to the exercise of warrants.
(*3)	In 2016, the Company disposed of the entire investments in AVACO Co., Ltd. for ~~W~~16,756 million and recognized ~~W~~10,735 million for the difference between the disposal amount and the carrying amount as finance income.
(*4)	In 2016, the Company recognized an impairment loss of ~~W~~1,632 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in WooRee E&L Co., Ltd. (“WooRee E&L”). In 2016, the Company’s ownership percentage in WooRee E&L decreased from 21% to 14% as the Company did not participate in the capital increase of WooRee E&L.
(*5)	The Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In February and June 2016, the Company received ~~W~~2,820 million and ~~W~~2,330 million, respectively, from the Fund as capital distribution. In conjunction with this recovery, there were no changes in the Company’s ownership percentage in the Fund and the Company is committed to making future investments of up to an aggregate of ~~W~~30,000 million.
(*6)	The Company’s ownership percentage in YAS Co., Ltd. decreased from 19% to 18% as the Company did not participate in the capital increase of YAS Co., Ltd.
(*7)	In 2016, AVATEC Co., Ltd. retired its treasury stock and the Company’s ownership percentage in AVATEC Co., Ltd. increased from 16% to 17% as a result.

For the nine-month period ended September 30, 2016, the aggregate amount of received dividends from subsidiaries, joint ventures and associates are ~~W~~78,521 million.

6.	Property, Plant and Equipment

For the nine-month periods ended September 30, 2016 and 2015, the Company purchased property, plant and equipment of ~~W~~2,108,549 million and ~~W~~1,318,934 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~8,025 million and 2.17%, and ~~W~~10,277 million and 3.80% for the nine-month periods ended September 30, 2016 and 2015, respectively. Also, for the nine-month periods ended September 30, 2016 and 2015, the Company disposed of property, plant and equipment with carrying amounts of ~~W~~18,930 million and ~~W~~235,788 million, respectively, and recognized ~~W~~39,146 million and ~~W~~2,394 million, respectively, as gain and loss on disposal of property, plant and equipment for the nine-month period ended September 30, 2016 (gain and loss for the nine-month period ended September 30, 2015: ~~W~~25,116 million and ~~W~~133 million, respectively).

7.	Intangible Assets

The Company capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of September 30, 2016 and December 31, 2015, are ~~W~~260,159 million and ~~W~~187,230 million, respectively.

8.	Financial Risk Management

The objectives and policies on financial risk management followed by the Company are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2015.

9.	Financial Instruments

(a)	Credit risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of September 30, 2016 and December 31, 2015 is as follows:

(In millions of won)	September 30, 2016		December 31, 2015
Cash and cash equivalents	~~W~~	156,844	108,044
Deposits in banks(*)		1,073,513	1,432,115
Trade accounts and notes receivable, net		4,322,774	4,219,941
Other accounts receivable, net		64,147	499,882
Available-for-sale financial assets		233	709
Financial assets at fair value through profit or loss		1,500	—
Deposits		13,427	14,103
Loans		32,896	15,856
Long-term non-trade receivable		1,681	5,148

	~~W~~	5,667,015	6,295,798

(*)	As of September 30, 2016, the amount of deposits in banks restricted in use is ~~W~~70,513 million (as of December 31, 2015: ~~W~~70,513 million).

In addition to the financial assets above, as of September 30, 2016 and December 31, 2015, the Company provides payment guarantees of ~~W~~148,001 million and ~~W~~158,200 million, respectively, for its subsidiaries.

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales and investing activities. Trade accounts and notes receivables are insured in order to manage credit risk and uninsured trade accounts and notes receivables are managed in accordance with the Company’s management policy.

9.	Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable, other accounts receivable and other non-current financial assets as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)	September 30, 2016
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable(*)	Other non- current financial assets	Trade accounts and notes receivable	Other accounts receivable(*)	Other non- current financial assets
Not past due	~~W~~	4,322,948	62,590	1,698	(267)	(381)	(17)
Past due 1-15 days		87	806	—	(1)	(8)	—
Past due 16-30 days		2	202	—	—	—	—
Past due 31-60 days		5	922	—	—	—	—
Past due more than 60 days		—	414	—	—	(398)	—

	~~W~~	4,323,042	64,934	1,698	(268)	(787)	(17)

9.	Financial Instruments, Continued

(In millions of won)	December 31, 2015
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable(*)	Other non- current financial assets	Trade accounts and notes receivable	Other accounts receivable(*)	Other non- current financial assets
Not past due	~~W~~	4,203,896	498,030	5,200	(434)	(388)	(52)
Past due 1-15 days		71	1,257	—	(1)	(12)	—
Past due 16-30 days		9	368	—	—	(2)	—
Past due 31-60 days		—	38	—	—	—	—
Past due more than 60 days		16,565	595	—	(165)	(4)	—

	~~W~~	4,220,541	500,288	5,200	(600)	(406)	(52)

(*)	Other accounts receivable includes non-trade receivable and accrued income.

The movement in the allowance for impairment in respect of trade accounts and notes receivable, other accounts receivable and other non-current financial assets during the nine-month period ended September 30, 2016 and the year ended December 31, 2015 are as follows:

(In millions of won)	September 30, 2016				December 31, 2015
	Trade accounts and notes receivable		Other accounts receivable	Other non- current financial assets	Trade accounts and notes receivable	Other accounts receivable	Other non- current financial assets
Balance at the beginning of the period	~~W~~	600	406	52	10,125	477	79
(Reversal of) bad debt expense		(332)	381	(35)	429	(71)	(27)
Write-off		—	—	—	(9,954)	—	—

Balance at the reporting date	~~W~~	268	787	17	600	406	52

9.	Financial Instruments, Continued

(b)	Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of September 30, 2016.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Unsecured bank loans	~~W~~	1,904,993	1,976,602	291,816	234,220	354,989	1,095,577	—
Unsecured bond issues		1,876,520	1,983,294	319,267	200,063	609,431	772,890	81,643
Trade accounts and notes payables		2,839,494	2,839,494	2,839,494	—	—	—	—
Other accounts payable		1,655,365	1,655,785	1,653,125	2,660	—	—	—
Other non-current liabilities		4,726	5,320	—	—	5,320	—	—
Payment guarantee		—	150,049	1,445	148,604	—	—	—
Derivative financial liabilities
Derivatives		12,715	12,750	10,695	574	1,293	188	—

	~~W~~	8,293,813	8,623,294	5,115,842	586,121	971,033	1,868,655	81,643

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

9.	Financial Instruments, Continued

(c)	Currency risk

(i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of September 30, 2016 and December 31, 2015 is as follows:

(In millions)	September 30, 2016
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	132	557	—	2	—
Trade accounts and notes receivable	3,556	1,619	—	—	—
Non-trade receivable	11	6	8	—	—
Long-term non-trade receivable	2	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(1,559)	(15,486)	—	—	—
Other accounts payable	(168)	(4,231)	—	(11)	(1)
Debt	(1,096)	—	—	—	—

Gross statement of financial position exposure	878	(17,484)	8	(9)	(1)
Forward exchange contracts	(200)	—	—	—	—

Net exposure	678	(17,484)	8	(9)	(1)

(In millions)	December 31, 2015
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	63	968	—	2	—
Trade accounts and notes receivable	3,228	3,666	—	—	—
Non-trade receivable	13	3	2,325	—	—
Long-term non-trade receivable	4	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(1,707)	(17,019)	—	—	—
Other accounts payable	(107)	(13,372)	—	(17)	(2)
Debt	(750)	—	—	—	—

Net exposure	744	(25,703)	2,325	(15)	(2)

9.	Financial Instruments, Continued

Average exchange rates applied for the nine-month periods ended September 30, 2016 and 2015 and the exchange rates at September 30, 2016 and December 31, 2015 are as follows:

(In won)	Average rate			Reporting date spot rate
	2016		2015	September 30, 2016		December 31, 2015
USD	~~W~~	1,161.32	1,122.29	~~W~~	1,096.30	1,172.00
JPY		10.7	9.28		10.84	9.72
CNY		176.22	179.20		163.97	178.48
PLN		297.66	301.16		285.89	300.79
EUR		1,296.67	1,251.92		1,230.32	1,280.53

(ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in foreign currency as of September 30, 2016 and December 31, 2015, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	September 30, 2016			December 31, 2015
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	28,171	28,171	33,048	33,048
JPY (5 percent weakening)		(7,183)	(7,183)	(9,469)	(9,469)
CNY (5 percent weakening)		50	50	15,727	15,727
PLN (5 percent weakening)		(98)	(98)	(171)	(171)
EUR (5 percent weakening)		(47)	(47)	(97)	(97)

A stronger won against the above currencies as of September 30, 2016 and December 31, 2015 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

9.	Financial Instruments, Continued

(d)	Interest rate risk

(i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of September 30, 2016 and December 31, 2015 is as follows:

(In millions of won)	September 30, 2016		December 31, 2015
Fixed rate instruments
Financial assets	~~W~~	1,230,577	1,540,855
Financial liabilities		(2,079,241)	(2,289,334)

	~~W~~	(848,664)	(748,479)

Variable rate instruments
Financial liabilities	~~W~~	(1,702,272)	(1,080,327)

(ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of September 30, 2016 and December 31, 2015, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
September 30, 2016
Variable rate instruments(*)	~~W~~	(10,250)	10,250	(10,250)	10,250
December 31, 2015
Variable rate instruments(*)	~~W~~	(8,189)	8,189	(8,189)	8,189

(*)	Financial instruments subject to interest rate swap not qualified for hedging are excluded.

9.	Financial Instruments, Continued

(e)	Fair values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed separate interim statements of financial position, are as follows:

(In millions of won)	September 30, 2016				December 31, 2015
	Carrying amounts		Fair values		Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	233	233		709	709
Financial assets at fair value through profit or loss		1,500	1,500		—	—
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	156,844	(*	)	108,044	(*	)
Deposits in banks		1,073,513	(*	)	1,432,115	(*	)
Trade accounts and notes receivable		4,322,774	(*	)	4,219,941	(*	)
Other accounts receivable		64,147	(*	)	499,882	(*	)
Deposits		13,427	(*	)	14,103	(*	)
Loans		32,896	(*	)	15,856	(*	)
Other non-current financial assets		1,681	(*	)	5,148	(*	)
Liabilities carried at fair value
Derivatives	~~W~~	12,715	12,715		85	85
Liabilities carried at amortized cost
Unsecured bank loans	~~W~~	1,904,993	1,909,139		1,083,451	1,083,506
Unsecured bond issues		1,876,520	1,922,710		2,286,125	2,337,835
Trade accounts and notes payable		2,839,494	(*	)	3,149,383	(*	)
Other accounts payable		1,655,365	1,655,749		1,179,010	1,179,251
Other non-current liabilities		4,726	5,202		8,384	8,987

(*)	Excluded from disclosures as the carrying amount approximates fair value.

The basis for determining fair values above by the Company are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2015.

9.	Financial Instruments, Continued

(e)	Fair Values, Continued

(ii)	Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Intellectual Discovery Co., Ltd.	~~W~~	2,673	2,673
Henghao Technology Co., Ltd.		3,372	3,372
Kyulux Inc.		3,266	3,266

	~~W~~	9,311	9,311

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)	Level 1		Level 2	Level 3	Total
September 30, 2016
Assets
Available-for-sale financial assets	~~W~~	233	—	—	233
Financial assets at fair value through profit or loss		—	—	1,500	1,500
Liabilities
Derivatives		—	10,261	2,454	12,715

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2015
Assets
Available-for-sale financial assets	~~W~~	709	—	—	709
Liabilities
Derivatives		—	—	85	85

9.	Financial Instruments, Continued

(e)	Fair Values, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)	September 30, 2016				Valuation
Classification	Level 1		Level 2	Level 3	technique	Input
Liabilities
Unsecured bank loans	~~W~~	—	—	1,909,139	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	1,922,710	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,655,749	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	5,202	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2015				Valuation	Input
Classification	Level 1		Level 2	Level 3	technique
Liabilities
Unsecured bank loans	~~W~~	—	—	1,083,506	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,337,835	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,179,251	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	8,987	Discounted cash flow	Discount rate

The significant discount rates applied for determination of the above fair value at the reporting date are as follows:

	September 30, 2016	December 31, 2015
Debentures, loans and others	1.01 ~ 1.85%	1.52~2.48%

9.	Financial Instruments, Continued

(f)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	September 30, 2016		December 31, 2015
Total liabilities	~~W~~	9,409,811	8,881,110
Total equity		11,071,528	11,329,583
Cash and deposits in banks (*1)		1,230,344	1,540,146
Borrowings (including bonds)		3,781,513	3,369,576
Total liabilities to equity ratio		85%	78%
Net borrowings to equity ratio (*2)		23%	16%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

10.	Financial Liabilities

(a)	Financial liabilities as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)	September 30, 2016		December 31, 2015
Current
Short-term borrowings	~~W~~	102,698	—
Current portion of long-term debt		862,013	1,416,112
Derivatives(*)		10,261	—

	~~W~~	974,972	1,416,112

Non-current
Won denominated borrowings	~~W~~	702,092	202,991
Foreign currency denominated borrowings		713,033	468,800
Bonds		1,401,677	1,281,673
Derivatives(*)		2,454	85

	~~W~~	2,819,256	1,953,549

(*)	Represents forward contracts and interest rate swap contracts

(b)	Short-term borrowings as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of September 30, 2016 (%)(*)	September 30, 2016		December 31, 2015
Standard Chartered Bank Korea Limited	6ML+0.62	~~W~~	102,698	—

Foreign currency equivalent			USD 94	—

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

(c)	Won denominated long-term debt as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
Lender	Annual interest rate as of September 30, 2016 (%)	September 30, 2016		December 31, 2015
Woori Bank and others	3-year Korean Treasury Bond rate less 1.25, 2.75	~~W~~	3,356	4,451
Shinhan Bank	CD rate (91days) +0.30		200,000	200,000
Korea Development Bank and others	3-year Industrial Financial Debenture rate +0.55, CD rate (91days) +0.74, CD rate (91days) +0.64		500,000	—

Less current portion of long-term debt			(1,264)	(1,460)

		~~W~~	702,092	202,991

10.	Financial Liabilities, Continued

(d)	Long-term debt denominated in currencies other than won as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of September 30, 2016 (%)	September 30, 2016		December 31, 2015
The Export-Import Bank of Korea and others	3ML+0.55~1.78	~~W~~	1,091,257	879,000
Standard Chartered Bank Korea Limited	6ML+0.62		7,682	—

Foreign currency equivalent			USD 1,002	USD 750

Less current portion of long-term debt			(385,906)	(410,200)

		~~W~~	713,033	468,800

(e)	Details of bonds issued and outstanding as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	Maturity	Annual interest rate as of September 30, 2016 (%)	September 30, 2016		December 31, 2015
Won denominated bonds(*)
Publicly issued bonds	October 2016 ~ May 2022	1.73~4.51	~~W~~	1,880,000	2,290,000
Less discount on bonds				(3,480)	(3,875)
Less current portion				(474,843)	(1,004,452)

			~~W~~	1,401,677	1,281,673

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

11.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Recognized liabilities for defined benefit plans as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)	September 30, 2016		December 31, 2015
Present value of partially funded defined benefit obligations	~~W~~	1,517,169	1,381,073
Fair value of plan assets		(1,114,329)	(1,027,850)

	~~W~~	402,840	353,223

(b)	Expenses recognized in profit or loss for the three-month and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2016		2015	2016	2015
Current service cost	~~W~~	52,626	46,875	157,878	140,625
Net interest cost		2,569	2,816	7,709	8,449

	~~W~~	55,195	49,691	165,587	149,074

(c)	Plan assets as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Guaranteed deposits in banks	~~W~~	1,114,329	1,027,850

As of September 30, 2016, the Company maintains the plan assets with Mirae Asset Securities Co., Ltd., Shinhan Bank and others.

(d)	Remeasurements of net defined benefit liabilities included in other comprehensive income for the three-month and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2016		2015	2016	2015
Remeasurements of net defined benefit liabilities	~~W~~	(1,033)	(684)	(3,817)	(3,023)
Tax effect		250	166	924	732

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(783)	(518)	(2,893)	(2,291)

12.	Contingent Liabilities and Commitments

(1)	Litigations and Others

Delaware Display Group LLC and Innovative Display Technologies LLC (“DDG” and “IDT”)

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case (“First Case”) against the Company and LG Display America, Inc. in the United States District Court for the District of Delaware. The Company does not have a present obligation for this matter and has not recognized any provision at September 30, 2016. It is not possible to reasonably estimate an amount of potential loss, if any, because the information plaintiffs have provided regarding damages are unreliable and may substantially change as litigation proceeds.

In December 2015, “DDG” and “IDT” filed a new patent infringement case against the Company and LG Display America, Inc. over the three patents that were dismissed without prejudice from the First Case. In May 2016, the case has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review. The Company does not have a present obligation for this matter and has not recognized any provision at September 30, 2016. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

In August 2016, Innovative Display Technologies LLC filed a new patent infringement case against the Company and LG Display America, Inc. in the United States District Court for the Eastern District of Texas with respect to two new patents. The Company does not have a present obligation for this matter and has not recognized any provision at September 30, 2016. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Company and LG Display America, Inc. for alleged patent infringement. In November 2014, the case has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review. The Company does not have a present obligation for this matter and has not recognized any provision at September 30, 2016. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Anti-trust litigations

The Company reached agreements on individual lawsuit and class actions in the United States and Canada, respectively, in connection with alleged violation of the antitrust laws after the nine-month period ended September 30, 2016.

During the nine-month period ended September 30, 2016, the Company updated its estimates on the amount of potential outflow of resources for pending antitrust litigations which resulted in a decrease of provision in the amount of ~~W~~39,365 million upon payment for the settlement. The Company also recognized additional provision of ~~W~~24,231 million and reversed ~~W~~14,887 million. While the Company continues its vigorous defense of the various pending proceedings described above, management’s assessment of the facts and circumstances could change based upon new information, intervening events and the final outcome of the cases. Consequently, the actual results could be materially different from management’s current estimates.

12.	Contingent Liabilities and Commitments, Continued

(2)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 2,063 million (~~W~~2,262,193 million) in connection with the Company’s export sales transactions with its subsidiaries. As of September 30, 2016, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~188,667 million in connection with its domestic and export sales transactions and, as of September 30, 2016, no accounts and notes receivable sold to Shinhan Bank were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

Letters of credit

As of September 30, 2016, the Company has agreements in relation to the opening of letters of credit up to USD 40 million (~~W~~43,852 million) with KEB Hana Bank, USD 80 million (~~W~~87,704 million) with Bank of China and USD 50 million (~~W~~54,815 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Company obtained payment guarantees for borrowings amounting to USD 200 million (~~W~~219,260 million) from KEB Hana Bank, USD 8.5 million (~~W~~9,319 million) from Shinhan bank for value added tax payments in Poland and USD 75 million (~~W~~82,223 million) from Westchester Fire Insurance Company for ongoing legal proceeding. In addition, the Company provides a payment guarantee in connection with the term loan credit facilities of LG Display Yantai, Co., Ltd. amounting to USD 135 million (~~W~~148,001 million) for principals and related interests.

License agreements

As of September 30, 2016, in relation to its LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

13.	Capital and Reserves

(a)	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~ 5,000), and as of September 30, 2016 and December 31, 2015, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2015 to September 30, 2016.

(b)	Reserve

Reserve is comprised of the fair value reserve which is the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

14.	Related Parties

(a)	Related parties

Related parties as of September 30, 2016 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates(*)	Paju Electronic Glass Co., Ltd. and others
Subsidiaries of Associates	ADP System Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in note 5.

Related parties that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Company excluding subsidiaries, associates and joint ventures as of September 30, 2016 and December 31, 2015 are as follows:

Classification	September 30, 2016	December 31, 2015
Subsidiaries of Associates	ADP System Co., Ltd.	ADP System Co., Ltd.
	New Optics USA, Inc.	New Optics USA, Inc.
	NEWOPTIX RS. SA DE CV	—

Entity that has significant influence over the Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the	—	Hi Business Logistics Co., Ltd.
entity that has	Hiplaza Co., Ltd.	Hiplaza Co., Ltd.
significant influence	HiEntech Co., Ltd.	HiEntech Co., Ltd.
over the Company	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.
	Hanuri Co., Ltd.	Hanuri Co., Ltd.
	Hi M Solutek	Hi M Solutek
	Inspur LG Digital Mobile Communication Co., Ltd.	Inspur LG Digital Mobile Communication Co., Ltd.
	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	—	Hi Logistics Europe B.V.
	LG Electronics Mlawa Sp. z o.o.	LG Electronics Mlawa Sp. z o.o.
	LG Electronics U.S.A., Inc.	LG Electronics U.S.A., Inc.
	LG Electronics Vietnam Haiphong Co., Ltd.	LG Electronics Vietnam Haiphong Co., Ltd.
	LG Electronics Thailand Co., Ltd.	LG Electronics Thailand Co., Ltd.
	LG Electronics RUS, LLC	LG Electronics RUS, LLC

14.	Related Parties, Continued

(a)	Related parties, Continued

Classification	September 30, 2016	December 31, 2015
	LG Electronics Nanjing New Technology Co., LTD	LG Electronics Nanjing New Technology Co., LTD
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.
	—	LG Electronics (Kunshan) Computer Co., Ltd.
	LG Electronics Singapore Pte. Ltd.	LG Electronics Singapore Pte. Ltd.
	LG Electronics Japan, Inc.	LG Electronics Japan, Inc.
	P.T. LG Electronics Indonesia	P.T. LG Electronics Indonesia
	LG Electronics Almaty Kazakhstan	LG Electronics Almaty Kazakhstan
	LG Electronics S.A. (Pty) Ltd.	LG Electronics S.A. (Pty) Ltd.
	LG Electronics Mexicalli S.A.DE C.V.	—
	LG Electronics Reynosa S.A. DE C.V.	—
	LG Electronics Taiwan Taipei Co., Ltd.	—
	LG Electronics Shenyang Inc.	—

(b)	Key management personnel compensation

Compensation costs of key management for the three-month and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2016		2015	2016	2015
Short-term benefits	~~W~~	534	731	2,066	2,228
Expenses related to the defined benefit plan		93	73	804	305

	~~W~~	627	804	2,870	2,533

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

14.	Related Parties, Continued

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month period ended September 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	2,733,748	—	—	—	—	5
LG Display Japan Co., Ltd.		504,459	—	—	—	—	13
LG Display Germany GmbH		503,720	—	—	—	—	1,729
LG Display Taiwan Co., Ltd.		190,740	—	—	—	—	329
LG Display Nanjing Co., Ltd.		7,129	—	—	1	103,057	—
LG Display Shanghai Co., Ltd.		406,483	—	—	—	—	57
LG Display Poland Sp. z o.o.		90	—	—	—	9,830	—
LG Display Guangzhou Co., Ltd.		9,183	—	2,387	—	530,543	3,693
LG Display Shenzhen Co., Ltd.		434,998	—	—	—	—	12
LG Display Yantai Co., Ltd.		5,651	—	6,767	—	623,962	16,493
LG Display (China) Co., Ltd.		379	—	219,058	—	—	—
LG Display Singapore Pte. Ltd.		250,970	—	—	—	—	3
L&T Display Technology (Fujian) Limited		106,886	—	1	—	—	252
Nanumnuri Co., Ltd.		13	—	—	—	—	2,304
Global OLED Technology LLC		—	—	—	—	—	1,436
LG Display Guangzhou Trading Co., Ltd.		105,700	—	—	—	—	—
Suzhou Lehui Display Co., Ltd.		50,094	—	—	—	—	—

	~~W~~	5,310,243	—	228,213	1	1,267,392	26,326

14.	Related Parties, Continued

(In millions of won)	For the three-month period ended September 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.(*1)	~~W~~	2	1,379	—	—	—	—
Associates and their subsidiaries
New Optics Ltd.	~~W~~	287	—	11,441	—	1,795	80
New Optics USA, Inc.		—	—	—	—	7	—
NEWOPTIX RS. SA DE CV		6	—	—	—	—	—
WooRee E&L Co., Ltd.		—	—	—	—	—	—
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		—	—	1,011	5,785	—	49
TLI Inc.		—	—	17,358	—	—	547
AVACO Co., Ltd.(*2)		—	—	20	206	—	19
AVATEC Co., Ltd.		—	—	—	—	17,187	309
Paju Electric Glass Co., Ltd.		—	—	123,396	—	—	1,015
LB Gemini New Growth Fund No.16		—	—	—	—	—	—
Narenanotech Corporation		—	—	132	2,422	—	154
ADP System Co., Ltd.		—	—	—	3	—	—
YAS Co., Ltd.		—	—	491	43,486	—	645

	~~W~~	293	—	153,849	51,902	18,989	2,818

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	364,593	—	5,378	183,744	—	11,682

14.	Related Parties, Continued

(In millions of won)	For the three-month period ended September 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	23,570	—	—	—	—	13
LG Electronics Vietnam Haiphong Co., Ltd.		40,332	—	—	—	—	18
LG Electronics Reynosa S.A. DE C.V.		17,050	—	—	—	—	550
LG Electronics do Brasil Ltda.		1,393	—	—	—	—	83
LG Electronics Almaty Kazakhstan		5,124	—	—	—	—	7
LG Electronics S.A. (Pty) Ltd		7,372	—	—	—	—	8
LG Electronics Mexicalli S.A.DE C.V.		3,376	—	—	—	—	45
LG Electronics RUS, LLC		1,921	—	—	—	—	384
LG Innotek Co., Ltd.		3,913	—	41,906	—	—	3,977
LG Hitachi Water Solutions Co., Ltd.		—	—	—	66,610	—	—
Inspur LG Digital Mobile Communication Co., Ltd		62,714	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		4,410	—	—	—	—	—
HiEntech Co., Ltd.		—	—	—	—	—	6,402
Others		—	—	—	1	1	941

	~~W~~	171,175	—	41,906	66,611	1	12,428

	~~W~~	5,846,306	1,379	429,346	302,258	1,286,382	53,254

(*1)	Represents transactions occurred prior to exchange of equity interests. Details of its transactions are described in note 5.
(*2)	Represents transactions occurred prior to disposal of the entire investments in AVACO Co., Ltd.

14.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	7,206,056	—	—	—	—	175
LG Display Japan Co., Ltd.		1,323,283	—	—	—	—	32
LG Display Germany GmbH		1,291,192	—	—	—	—	3,621
LG Display Taiwan Co., Ltd.		904,128	—	—	—	—	861
LG Display Nanjing Co., Ltd.		33,224	—	—	68	330,359	1
LG Display Shanghai Co., Ltd.		1,072,678	—	—	—	—	132
LG Display Poland Sp. z o.o.		287	—	—	—	34,641	26
LG Display Guangzhou Co., Ltd.		28,433	—	5,662	—	1,400,825	8,681
LG Display Shenzhen Co., Ltd.		1,345,053	—	—	—	—	17
LG Display Yantai Co., Ltd.		19,729	—	21,859	—	1,477,995	29,293
LG Display (China) Co., Ltd.		1,335	18,119	507,104	—	—	—
LG Display Singapore Pte. Ltd.		693,122	—	—	—	—	5
L&T Display Technology (Fujian) Limited		354,125	—	10	—	—	600
Nanumnuri Co., Ltd.		39	—	—	—	—	7,390
Global OLED Technology LLC		—	—	—	—	—	4,521
LG Display Guangzhou Trading Co., Ltd.		237,402	—	—	—	—	—
Suzhou Lehui Display Co., Ltd.		50,094	—	—	—	—	—

	~~W~~	14,560,180	18,119	534,635	68	3,243,820	55,355

14.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.(*1)	~~W~~	59,388	31,280	—	—	—	543
Associates and their subsidiaries
New Optics Ltd.	~~W~~	287	—	39,463	—	5,650	167
New Optics USA, Inc.		—	—	—	—	509	—
NEWOPTIX RS. SA DE CV		17	—	—	—	—	—
WooRee E&L Co., Ltd.		—	—	—	—	—	32
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		44	—	1,317	16,194	—	192
TLI Inc.		—	101	51,565	—	—	2,138
AVACO Co., Ltd.(*2)		—	128	703	4,964	—	849
AVATEC Co., Ltd.		—	265	—	—	50,410	948
Paju Electric Glass Co., Ltd.		—	21,030	345,034	—	—	2,466
LB Gemini New Growth Fund No.16		—	7,598	—	—	—	—
Narenanotech Corporation		17	—	369	9,558	—	330
ADP System Co., Ltd.		—	—	—	17	—	—
YAS Co., Ltd.		44	—	1,315	68,492	—	1,184

	~~W~~	409	29,122	439,766	99,225	56,569	8,306

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	1,221,450	—	15,629	332,823	—	46,116

14.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	64,132	—	—	—	—	26
LG Electronics Vietnam Haiphong Co., Ltd.		107,118	—	—	—	—	51
LG Electronics Reynosa S.A. DE C.V.		36,307	—	—	—	—	1,042
LG Electronics do Brasil Ltda.		5,373	—	—	—	—	159
LG Electronics Almaty Kazakhstan		11,438	—	—	—	—	7
LG Electronics S.A. (Pty) Ltd		15,142	—	—	—	—	24
LG Electronics Mexicalli S.A.DE C.V.		9,499	—	—	—	—	45
LG Electronics RUS, LLC		4,011	—	—	—	—	798
LG Innotek Co., Ltd.		8,484	—	149,914	—	—	8,535
LG-Hitachi Water Solutions		—	—	—	92,939	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		202,894	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		32,093	—	—	—	—	—
HiEntech Co., Ltd.		—	—	—	—	—	18,954
Others		3	—	1	1	1	3,198

	~~W~~	496,494	—	149,915	92,940	1	32,839

	~~W~~	16,337,921	78,521	1,139,945	525,056	3,300,390	143,159

(*1)	Represents transactions occurred prior to exchange of equity interests. Details of its transactions are described in note 5.
(*2)	Represents transactions occurred prior to disposal of the entire investments in AVACO Co., Ltd.

14.	Related Parties, Continued

(In millions of won)	For the three-month period ended September 30, 2015
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	3,053,016	—	—	—	—	—
LG Display Japan Co., Ltd.		404,208	—	—	—	—	—
LG Display Germany GmbH		519,778	—	—	—	—	1,348
LG Display Taiwan Co., Ltd.		457,535	—	—	—	—	125
LG Display Nanjing Co., Ltd.		216	—	—	—	109,988	—
LG Display Shanghai Co., Ltd.		346,677	—	—	—	—	57
LG Display Poland Sp. z o.o.		146	—	10	—	15,418	—
LG Display Guangzhou Co., Ltd.		7,133	—	3,450	—	562,961	2,172
LG Display Shenzhen Co., Ltd.		429,700	—	—	—	—	1
LG Display Yantai Co., Ltd.		10,572	—	8,120	—	745,166	2,944
LG Display (China) Co., Ltd.		41	—	113,337	—	—	—
LG Display Singapore Pte. Ltd.		245,153	—	—	—	—	6
L&T Display Technology (Fujian) Limited		113,472	—	—	—	—	—
Nanumnuri Co., Ltd.		13	—	—	—	—	2,544
Global OLED Technology LLC		—	—	—	—	—	713
LG Display Guangzhou Trading Co., Ltd.		94,392	—	—	—	—	—

	~~W~~	5,682,052	—	124,917	—	1,433,533	9,910

Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	27,077	—	—	—	—	—

14.	Related Parties, Continued

(In millions of won)	For the three-month period ended September 30, 2015
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	14,788	—	1,578	73
New Optics USA, Inc.		—	—	—	—	5,678	—
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		2	—	8	11,586	—	54
TLI Inc.		—	—	23,730	—	—	271
AVACO Co., Ltd.		—	—	252	15,722	—	1,578
AVATEC Co., Ltd.		—	—	—	—	17,953	595
Paju Electric Glass Co., Ltd.		—	—	110,605	—	—	916
LB Gemini New Growth Fund No. 16		—	760	—	—	—	—
Narenanotech Corporation		1	—	215	5,748	—	100
Glonix Co., Ltd.		2	—	—	—	—	63
ADP System Co., Ltd.		—	—	259	397	—	178
YAS Co., Ltd.		2	—	226	4,749	—	166

	~~W~~	7	760	150,083	38,202	25,209	3,994

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	410,096	—	4,437	61,892	—	30,399

14.	Related Parties, Continued

(In millions of won)	For the three-month period ended September 30, 2015
			Dividend income	Purchase and others
	Sales and others			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	51,447	—	—	—	—	47
LG Electronics Vietnam Haiphong Co., Ltd.		21,778	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		—	—	—	—	—	22
LG Electronics (Kunshan) Computer Co., Ltd.		—	—	—	—	—	—
Hi Business Logistics Co., Ltd.		11	—	—	—	—	7,089
LG Innotek Co., Ltd.		1,613	—	68,787	—	—	10,010
LG Hitachi Water Solutions Co., Ltd.		—	—	—	19,530	—	—
Inspur LG Digital Mobile Communication Co., Ltd.		29,525	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		39,821	—	—	—	—	—
HiEntech Co., Ltd.		—	—	—	—	—	6,164
Others		7,096	—	—	—	—	3,032

	~~W~~	151,291	—	68,787	19,530	—	26,364

	~~W~~	6,270,523	760	348,224	119,624	1,458,742	70,667

14.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2015
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	7,756,615	—	2	—	—	19
LG Display Japan Co., Ltd.		1,216,552	—	—	—	—	954
LG Display Germany GmbH		1,580,387	—	—	—	—	9,174
LG Display Taiwan Co., Ltd.		1,496,590	—	—	—	—	486
LG Display Nanjing Co., Ltd.		18,448	—	13	—	294,284	—
LG Display Shanghai Co., Ltd.		1,142,476	—	—	—	—	67
LG Display Poland Sp. z o.o.		466	—	21	—	46,403	—
LG Display Guangzhou Co., Ltd.		19,225	—	10,253	—	1,568,210	7,159
LG Display Shenzhen Co., Ltd.		1,402,975	—	—	—	—	4
LG Display Yantai Co., Ltd.		31,976	—	22,663	—	1,408,974	8,370
LG Display (China) Co., Ltd.		1,205	—	186,395	—	—	—
LG Display U.S.A., Inc.		4,332	—	—	—	—	—
LG Display Singapore Pte. Ltd.		890,175	—	—	—	—	6
L&T Display Technology (Fujian) Limited		385,438	—	—	—	—	142
Nanumnuri Co., Ltd.		39	—	—	—	—	7,308
Global OLED Technology LLC		—	—	—	—	—	2,710
LG Display Guangzhou Trading Co., Ltd.		117,175	—	—	—	—	—

	~~W~~	16,064,074	—	219,347	—	3,317,871	36,399

Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	123,291	—	—	—	—	—

14.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2015
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.	~~W~~	1	—	35,996	—	4,557	376
New Optics USA, Inc.		—	—	—	—	26,583	—
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		2	—	33	33,632	—	54
TLI Inc.		—	101	61,984	—	—	530
AVACO Co., Ltd.		—	128	1,040	58,393	—	3,994
AVATEC Co., Ltd.		—	530	278	—	32,693	1,282
Paju Electric Glass Co., Ltd.		—	24,058	326,290	—	—	1,987
LB Gemini New Growth Fund No. 16		—	760	—	—	—	—
Narenanotech Corporation		1	—	419	12,188	—	496
Glonix Co., Ltd.		2	—	4,192	—	—	98
ADP System Co., Ltd.		—	—	1,935	2,075	—	438
YAS Co., Ltd.		2	—	411	15,882	—	529

	~~W~~	8	25,577	432,578	122,170	63,833	9,784

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	1,334,965	—	36,386	198,207	—	115,098

14.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2015
			Dividend income	Purchase and others
	Sales and others			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	130,491	—	—	—	—	86
LG Electronics Vietnam Haiphong Co., Ltd.		70,241	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		12,902	—	—	—	—	182
LG Electronics (Kunshan) Computer Co., Ltd.		9,282	—	—	—	—	—
Hi Business Logistics Co., Ltd.		31	—	—	—	—	22,302
LG Innotek Co., Ltd.		4,017	—	228,694	—	—	11,107
LG Hitachi Water Solutions Co., Ltd.		—	—	—	36,947	—	—
Inspur LG Digital Mobile Communication Co., Ltd.		56,316	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		185,597	—	—	—	—	—
HiEntech Co., Ltd.		—	—	—	—	—	18,989
Others		13,525	—	3	—	—	5,661

	~~W~~	482,402	—	228,697	36,947	—	58,327

	~~W~~	18,004,740	25,577	917,008	357,324	3,381,704	219,608

14.	Related Parties, Continued

d)	Trade accounts and notes receivable and payable as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	September 30, 2016		December 31, 2015	September 30, 2016	December 31, 2015
Subsidiaries
LG Display America, Inc.	~~W~~	1,651,115	1,476,329	4	—
LG Display Japan Co., Ltd.		222,401	139,273	—	—
LG Display Germany GmbH		376,188	477,752	1	9,862
LG Display Taiwan Co., Ltd.		522,447	659,464	25	37
LG Display Nanjing Co., Ltd.		86	248	37,931	37,460
LG Display Shanghai Co., Ltd.		242,343	231,673	5	73
LG Display Poland Sp. z o.o.		67	192	6,896	9,612
LG Display Guangzhou Co., Ltd.		858	323,252	155,037	446,336
LG Display Guangzhou Trading Co., Ltd.		134,080	93,775	—	—
LG Display Shenzhen Co., Ltd.		148,391	227,966	12	2
LG Display Yantai Co., Ltd.		475	62,000	440,602	623,523
LG Display (China) Co., Ltd.		7,020	4,133	141,591	23,459
LG Display Singapore Pte. Ltd.		99,250	79,360	4	—
L&T Display Technology (Fujian) Limited		63,577	91,155	221,607	206,706
Nanumnuri Co., Ltd.		1	—	981	1,299
Global OLED Technology LLC		—	—	—	2,924
Suzhou Lehui Display Co., Ltd.		49,587	—	29,530	—

	~~W~~	3,517,886	3,866,572	1,034,226	1,361,293

14.	Related Parties, Continued

(In millions of won)	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	September 30, 2016		December 31, 2015	September 30, 2016	December 31, 2015
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	—	14,657	—	182
Associates and their subsidiaries
New Optics Ltd.	~~W~~	1,000	—	9,639	8,584
New Optics USA, Inc.		—	—	27	5,313
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd)		1,000	956	6,150	6,349
TLI Inc.		—	—	12,063	15,232
AVACO Co., Ltd.		—	—	—	8,283
AVATEC Co., Ltd.		—	—	7,587	5,493
Paju Electric Glass Co., Ltd.		—	—	81,278	68,066
Narenanotech Corporation		300	283	868	2,161
ADP System Co., Ltd.		—	—	—	482
YAS Co., Ltd.		1,000	956	11,495	5,248

	~~W~~	3,300	2,195	129,107	125,211

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	378,258	404,807	239,583	117,428

14.	Related Parties, Continued

(In millions of won)	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	September 30, 2016		December 31, 2015	September 30, 2016	December 31, 2015
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	1,480	311	48,596	66,177
LG Hitachi Water Solutions Co., Ltd.		—	—	81,397	11,603
Inspur LG Digital Mobile Communication Co., Ltd.		61,279	38,669	—	—
LG Electronics India Pvt. Ltd.		18,127	12,736	3	—
LG Electronics Vietnam Haiphong Co Ltd.		27,751	20,296	—	—
LG Electronics Reynosa S.A. DE C.V		10,138	—	72	—
LG Electronics S.A (Pty) Ltd.		7,443	1,406	—	—
LG Electronics Almaty Kazakhstan		4,912	1,532	—	—
Others		8,650	24,297	4,807	4,182

	~~W~~	139,780	99,247	134,875	81,962

	~~W~~	4,039,224	4,387,478	1,537,791	1,686,076

14.	Related Parties, Continued

(e)	Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the nine-month periods ended September 30
	2016			2015
Associates	Loans(*)		Collection of loans	Loans(*)	Collection of loans
New Optics Ltd.	~~W~~	1,000	—	—	—
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		—	—	1,000	—
Narenanotech Corporation		—	—	300	—
Glonix Co., Ltd.		—	—	1,000	—
YAS Co., Ltd.		—	—	1,000	—

	~~W~~	1,000	—	3,300	—

(*)	Loans are presented based on nominal prices.

15. The Nature of Expenses and Others

The classification of expenses by nature for the three-month and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2016		2015	2016	2015
Changes in inventories	~~W~~	(9,897)	(229,469)	(57,751)	(228,151)
Purchases of raw materials, merchandise and others		2,729,678	2,852,035	7,616,029	7,893,933
Depreciation and amortization		485,256	676,236	1,714,836	2,081,669
Outsourcing fees		1,381,308	1,580,417	3,627,887	3,830,239
Labor costs		633,961	650,481	1,910,812	1,910,362
Supplies and others		208,374	237,136	614,500	679,644
Utility		187,425	191,267	536,397	549,207
Fees and commissions		117,425	113,017	348,372	325,911
Shipping costs		28,709	33,504	88,953	96,106
Advertising		16,652	93,774	44,466	191,123
Warranty expenses		26,734	30,692	80,226	80,766
Taxes and dues		11,590	11,596	36,017	36,639
Travel		15,400	16,393	47,056	44,716
Others		228,646	218,445	625,831	776,631

	~~W~~	6,061,261	6,475,524	17,233,631	18,268,795

(*)	Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign currency loss.

16.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2016		2015	2016	2015
Salaries	~~W~~	48,923	46,277	143,298	136,118
Expenses related to defined benefit plans		7,178	6,534	21,615	19,735
Other employee benefits		10,574	13,875	34,813	34,367
Shipping costs		22,572	27,010	70,987	76,772
Fees and commissions		26,187	27,458	84,128	96,821
Depreciation		19,529	19,410	63,510	60,123
Taxes and dues		872	640	2,369	2,193
Advertising		16,652	93,774	44,466	191,123
Warranty expenses		26,734	30,692	80,226	80,766
Rent		2,486	2,327	7,432	7,034
Insurance		1,824	1,838	4,424	4,258
Travel		3,521	4,263	11,716	12,133
Training		2,874	3,585	10,564	10,285
Others		8,234	8,245	23,198	25,791

	~~W~~	198,160	285,928	602,746	757,519

17.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2016		2015	2016	2015
Foreign currency gain	~~W~~	168,902	282,427	630,262	636,308
Gain on disposal of property, plant and equipment		9,955	1,251	39,146	25,116
Gain on disposal of intangible assets		—	—	900	—
Reversal of impairment loss on intangible assets		—	105	—	80
Commission earned		303	279	938	929
Rental income		748	819	2,604	2,609
Others		15,222	12,746	17,608	13,508

	~~W~~	195,130	297,627	691,458	678,550

(b)	Details of other non-operating expenses for the three-month and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2016		2015	2016	2015
Foreign currency loss	~~W~~	260,948	267,166	735,349	592,196
Loss on disposal of property, plant and equipment		184	2	2,394	133
Loss on disposal of intangible assets		—	15	20	15
Impairment loss on intangible assets		40	—	125	239
Donations		12,503	1,316	17,234	8,092
Expenses related to legal proceedings or claims and others		11,870	2,471	25,995	126,656

	~~W~~	285,545	270,970	781,117	727,331

18.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit and loss for the three-month and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2016		2015	2016	2015
Finance income
Interest income	~~W~~	5,850	9,688	21,618	27,802
Dividend income		1,379	760	78,521	25,577
Foreign currency gain		70,097	3,484	82,326	6,239
Gain on disposal of investments		11,515	—	11,667	—
Reversal of loss on impairment of investments		—	—	—	24,550
Gain on transaction of derivatives		1,271	—	3,811	—

	~~W~~	90,112	13,932	197,943	84,168

Finance costs
Interest expense	~~W~~	21,827	26,727	68,322	78,915
Foreign currency loss		9,510	44,989	22,280	60,370
Loss on impairment of investments		—	—	1,632	1,899
Loss on sale of trade accounts and notes receivable		—	—	3	—
Loss on transaction of derivatives		1,382	—	3,762	—
Loss on valuation of derivatives		13,338	—	12,715	—

	~~W~~	46,057	71,716	108,714	141,184

(b)	Finance income and costs recognized in other comprehensive income or loss for the three-month and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2016		2015	2016	2015
Net change in fair value of available-for-sale financial assets	~~W~~	—	15	(77)	45
Tax effect		—	(4)	19	(11)

Finance income (costs) recognized in other comprehensive income or loss after tax	~~W~~	—	11	(58)	34

19. Income Taxes

(a)	Details of income tax expense for the three-month and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2016		2015	2016	2015
Current tax expense	~~W~~	1,287	62,352	11,949	131,178
Deferred tax expense (benefit)		22,008	(26,137)	42,235	70,270

Income tax expense	~~W~~	23,295	36,215	54,184	201,448

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Company’s estimated future taxable income.

Deferred tax assets and liabilities as of September 30, 2016 and December 31, 2015 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	September 30, 2016		December 31, 2015	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015
Other accounts receivable, net	~~W~~	—	—	(1,312)	(2,388)	(1,312)	(2,388)
Inventories, net		33,495	43,170	—	—	33,495	43,170
Available-for-sale financial assets		—	—	—	(19)	—	(19)
Defined benefit liabilities, net		72,217	58,962	—	—	72,217	58,962
Accrued expenses		110,200	120,359	—	—	110,200	120,359
Property, plant and equipment		143,538	137,393	—	—	143,538	137,393
Intangible assets		592	817	—	—	592	817
Provisions		14,211	14,152	—	—	14,211	14,152
Gain or loss on foreign currency translation, net		11	11	—	—	11	11
Others		11,603	14,032	—	—	11,603	14,032
Tax credit carryforwards		328,441	385,017	—	—	328,441	385,017
Tax losses carryforwards		17,218	—	—	—	17,218	—

Deferred tax assets (liabilities)	~~W~~	731,526	773,913	(1,312)	(2,407)	730,214	771,506

Statutory tax rate applicable to the Company is 24.2% for the nine-month period ended September 30, 2016. Meanwhile, effective tax rate for the nine-month period ended September 30, 2016 differs from statutory tax rate primarily due to change of the probability of realizing deferred tax assets including tax credit carryforwards.

20.	Earnings (loss) per Share

(a)	Basic earnings (loss) per share for the three-month and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In won and number of shares)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2016		2015	2016	2015
Profit (loss) for the period	~~W~~	116,500,254,294	84,551,821,036	(76,195,507,978)	587,828,733,441
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings (loss) per share	~~W~~	326	236	(213)	1,643

For the three-month and nine-month periods ended September 30, 2016 and 2015, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings (loss) per share.

(b)	Diluted earnings (loss) per share for the nine-month periods ended September 30, 2016 and 2015 are not calculated since there was no potential common stock.

21.	Subsequent Event

The Company issued the following public debentures on October 12, 2016:

(In millions of won)
Issue date	Maturity date	Interest rate	Face amount
October 12, 2016	October 14, 2019	1.802%	~~W~~	100,000
October 12, 2016	October 12, 2021	1.949%		200,000

			~~W~~	300,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: November 14, 2016	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President